UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer 0

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the period ended on March 31, 2025, presented on comparative basis.

Condensed Interim Financial Statements

For the three-month period ended on March 31, 2025, presented on comparative basis in homogeneous currency

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION3

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME5

EARNING PER SHARE5

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY8

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS10

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES17

3. SEGMENT REPORTING18

4. FAIR VALUES21

5. CASH AND DUE FROM BANKS24

6. RELATED PARTY TRANSACTIONS25

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT26

8. CONSIDERATIONS OF RESULTS29

9. INSURANCE29

10. MUTUAL FUNDS30

11. ADDITIONAL INFORMATION REQUIRED BY THE CENTRAL BANK31

12. FINANCIAL RISK FACTORS36

13. TURNOVER TAX36

14. OWN SHARE PURCHASE PROGRAM36

15. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES38

16. SUBSEQUENT EVENTS39

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS40

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED45

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING47

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING48

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT49

SCHEDULE G - INTANGIBLE ASSETS50

SCHEDULE H – CONCENTRATION OF DEPOSITS51

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS52

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY53

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES54

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION60

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME61

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME62

EARNING PER SHARE62

SEPARATE STATEMENT OF COMPREHENSIVE INCOME63

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY64

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW66

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION68

3. FAIR VALUES71

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES73

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME74

6. COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES75

7. LOAN AND DEBT ESTIMATED TERMS78

8. CAPITAL STOCK78

9. FINANCIAL RISK FACTORS79

10. RESTRICTIONS ON THE DISTRIBUTION OF PROFITS79

11. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES80

12. SUBSEQUENT EVENTS81

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES82

SCHEDULE G - INTANGIBLE ASSETS83

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY84

Consolidated Condensed Interim Financial Statements

For the three-month period ended on March 31, 2025, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 50 started on January 1st , 2025
Legal Address:	Reconquista 330 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	October 9, 2023
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of March 31, 2025

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2025 and December 31, 2024

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	03/31/2025	12/31/2024
Cash and due from banks	4 and 5	857,759,093	708,930,118
Cash		86,038,669	164,885,991
Financial institutions and correspondents		767,418,426	542,300,342
Argentine Central Bank		735,746,957	520,100,441
Other local and financial institutions		31,671,469	22,199,901
Others		4,301,998	1,743,785
Debt Securities at fair value through profit or loss	4, 7.1, and A	185,033,346	285,897,439
Derivatives	4 and 7.2	3,794,044	5,024,372
Reverse Repo transactions	4 and 7.3	3,052,151	-
Other financial assets	4, 7.4 and 5	47,554,078	32,535,856
Loans and other financing	4,7.5 and B	2,399,782,749	2,356,127,385
To the non-financial public sector		4,841,198	3,508,774
To the financial sector		9,035,031	22,116,480
To the Non-Financial Private Sector and Foreign residents		2,385,906,520	2,330,502,131
Other debt securities	4, 7.6 and A	1,323,503,101	916,102,900
Financial assets pledged as collateral	4 and 7.7	118,389,567	196,861,605
Investments in equity instruments	4 and A	3,771,498	771,633
Property, plant, and equipment	F	108,231,220	110,671,674
Investment property	F	85,300,566	85,371,823
Intangible assets	G	177,175,184	180,237,842
Deferred income tax assets		6,557,323	1,862,769
Other non-financial assets	7.8	45,435,500	38,587,869
TOTAL ASSETS		5,365,339,420	4,918,983,285

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2025 and December 31, 2024

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2025	12/31/2024
LIABILITIES
Deposits	4, 7.9 and H	3,709,663,584	3,445,398,766
Non-financial public sector		132,877,621	157,105,841
Financial sector		232,626	201,154
Non-financial private sector and foreign residents		3,576,553,337	3,288,091,771
Liabilities at fair value through profit or loss	4 and 7.10	2,737,103	-
Derivate instruments	7.16 and 4	26,589	1,882,639
Repo Transactions	7.15 and 4	31,328,443	36,872,885
Other financial liabilities	4 and 7.11	177,496,324	180,425,752
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.12	71,719,347	42,665,347
Unsubordinated debt securities	11.5 and 4	222,635,686	55,541,642
Current income tax liability		8,546,683	5,678,921
Provisions	7.13	41,725,565	44,082,154
Deferred income tax liabilities		1,947,961	3,439,117
Other non-financial liabilities	7.14	196,437,742	208,717,476
TOTAL LIABILITIES		4,464,265,027	4,024,704,699

SHAREHOLDERS' EQUITY
Capital stock		437,731	437,731
Paid in capital		601,790,318	601,790,318
Capital Adjustments		64,255,197	64,255,197
Own shares in portfolio		18,991	18,991
Comprehensive adjustment of shares in portfolio		9,436,756	9,436,756
Cost of treasury stock		(22,981,291)	(22,981,291)
Reserve		101,260,299	101,260,299
Retained earnings		135,757,867	(242,340)
Other comprehensive income		1,365,728	3,212,173
Net income for the period		7,937,788	135,908,694
Shareholders' Equity attributable to owners of the parent company		899,279,384	893,096,528
Shareholders' Equity attributable to non-controlling interests		1,795,009	1,182,058
TOTAL SHAREHOLDERS' EQUITY		901,074,393	894,278,586
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		5,365,339,420	4,918,983,285

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

As of for three-month period on March 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2025	03/31/2024
Interest income	7.17	299,900,263	757,007,247
Interest expenses	7.18	(151,530,307)	(424,208,384)
Net interest income		148,369,956	332,798,863
Service fee income	7.21	57,541,437	45,660,467
Service fee expenses	7.22	(12,084,513)	(10,553,092)
Income from insurance activities	9 y 16	8,459,452	5,763,593
Net Service Fee Income		53,916,376	40,870,968
Subtotal		202,286,332	373,669,831
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.19	23,162,605	47,709,269
Result from derecognition of assets measured at amortized cost	7.20	3,933,220	83,102,030
Exchange rate difference on gold and foreign currency		(43,050)	2,327,009
Subtotal		27,052,775	133,138,308
Other operating income	7.23	11,934,256	10,518,220
Result from exposure to changes in the purchasing power of the currency		(41,871,532)	(165,130,758)
Loan loss provisions		(31,820,392)	(12,432,915)
Net operating income		167,581,439	339,762,686
Personnel expenses	7.24	(67,962,420)	(90,181,102)
Administration expenses	7.25	(41,368,018)	(43,932,611)
Depreciations and impairment of non-financial assets	7.26	(14,270,335)	(13,956,000)
Other operating expenses	7.27	(33,796,093)	(78,800,674)
Operating income		10,184,573	112,892,299
Income before taxes from continuing operations		10,184,573	112,892,299
Income tax		1,631,633	40,356,280
Net income for the period		8,552,940	72,536,019
Net income for the period attributable to owners of the parent company		7,937,788	72,459,716
Net income for the period attributable to non-controlling interests		615,152	76,303

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For three-month period on March 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2025	03/31/2024

NUMERATOR
Net income or the period attributable to owners of the parent company	7,937,788	72,459,716
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	7,937,788	72,459,716

DENOMINATOR
Weighted average of ordinary shares	437,731	442,622
PLUS: Weighted average of number of ordinary shares issued with dilution effect.
Net income for the period attributable to owners of the parent company	437,731	442,622

Basic Income per share	18.13	163.71
Diluted Income per share	18.13	163.71

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For three-month period on March 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2025	03/31/2024
Net income for the period	8,552,940	72,536,019
Loss from equity instruments at fair value through other comprehensive income	(63,448)	(221,323)
Income for the period from equity instrument at fair value through other comprehensive income	(97,612)	(340,495)
Income tax	34,164	119,172
Total Other Comprehensive Loss not to be reclassified to profit or loss	(63,448)	(221,323)
Foreign currency translation differences for the financial statements	337,342	47,580
Foreign currency translation differences for the period	337,342	47,580
(Loss) / Income from financial instrument at fair value through changes in other comprehensive income	(2,031,027)	(9,165,667)
(Loss) / Income for the period from financial instrument at fair value through other comprehensive income	(3,138,152)	(14,434,245)
Income tax	1,107,125	5,268,578
Total Other Comprehensive (Loss) / Income to be reclassified to profit or loss	(1,693,685)	(9,118,087)
Total Other Comprehensive (Loss) / Income	(1,757,133)	(9,339,410)
Other comprehensive (loss) / income attributable to owners of the parent company	(1,754,932)	(9,328,158)
Other comprehensive (loss) / income attributable to non-controlling interests	(2,201)	(11,252)
Total Comprehensive Income	6,795,807	63,196,609
Total comprehensive income attributable to owners of the parent company	6,182,856	63,131,558
Total comprehensive income attributable to non-controlling interests	612,951	65,051

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2024	437,731	64,255,197	601,790,318	18,991	9,436,756	(22,981,291)	13,317,650	87,942,649	135,666,354	1,515,681	2,589,779	(893,287)	893,096,528	1,182,058	894,278,586
Disposal of equity instruments measured to VR ORI	-	-	-	-	-	-	-	-	91,513	-	-	(91,513)	-	-	-
Net income for the period	-	-	-	-	-	-	-	-	7,937,788	-	-	-	7,937,788	615,152	8,552,940
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	337,342	(2,092,274)	(1,754,932)	(2,201)	(1,757,133)
Balance on March 31, 2025	437,731	64,255,197	601,790,318	18,991	9,436,756	(22,981,291)	13,317,650	87,942,649	143,695,655	1,515,681	2,927,121	(3,077,074)	899,279,384	1,795,009	901,074,393

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2025 presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2023	442,672	66,710,222	601,790,323	14,050	6,981,728	(12,214,642)	-	10,184,221	121,379,073	4,921,483	1,502,322	8,683,506	810,394,958	649,441	811,044,399
Net income for the period	-	-	-	-	-	-	-	-	72,459,716	-	-	-	72,459,716	76,303	72,536,019
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	47,580	(9,375,738)	(9,328,158)	(11,252)	(9,339,410)
Balance on March 31, 2024	442,672	66,710,222	601,790,323	14,050	6,981,728	(12,214,642)	-	10,184,221	193,838,789	4,921,483	1,549,902	(692,232)	873,526,516	714,492	874,241,008

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended on March 31,2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2025	03/31/2024
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	10,184,573	112,892,299

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	14,270,335	13,956,000
Impairment losses on financial assets	31,820,392	12,432,915
Other adjustments
-Exchange rate difference on gold and foreign currency	43,050	(2,327,009)
- Interests from loans and other financing	(299,900,263)	(757,007,247)
- Interests from deposits and financing received	151,530,307	424,208,384
-Net income from financial instruments at fair value through profit or loss	(23,162,605)	(47,709,269)
-Result from derecognition of financial assets measured at amortized cost	(3,933,220)	(83,102,030)
-Result from exposure to changes in the purchasing power of the currency	41,871,532	165,130,758
-Interest on liabilities for financial leases	831,131	548,415
-Allowances reversed	(1,735,872)	(978,384)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	66,000,626	85,494,835
Derivatives	1,230,328	1,207,687
Repo transactions	(3,052,151)	486,503,964
Loans and other financing
To the non-financial public sector	(1,332,424)	3,116,228
To the other financial entities	13,081,449	(2,200,904)
To the non-financial sector and foreign residents (*)	214,411,354	709,934,295
Other debt securities	(407,400,201)	183,670,706
Financial assets pledged as collateral	78,472,038	18,898,695
Other assets (*)	(19,416,936)	82,286,161

Increases / (decreases) from operating liabilities:
Deposits	(24,228,220)	(96,564,177)
Non-financial public sector	31,472	(867,488)
Financial sector	142,349,626	(1,221,306,389)
Private non-financial sector and foreign residents	2,737,103	2,532,487
Liabilities at fair value through profit or loss	(1,856,050)	-
Repo Transactions	(5,544,442)	(2,223,171)
Other liabilities (*)	(19,300,898)	(54,254,746)
Income Tax paid	(3,808,292)	3,188,396

NET CASH (USED IN) / PROVIDED BY OPERATING ACTIVITIES (A)	(45,806,258)	37,461,411

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets, and other assets	(6,290,826)	(8,103,840)
Purchase of liability or equity instruments issued by other entities	(2,999,865)	(415,451)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended on March 31,2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2025	03/31/2024
CASH FLOW FROM INVESTING ACTIVITIES (Continuation)

Collections:
Disposals related to PPE, intangible assets, and other assets	46,851	1,989,759

NET CASH USED IN INVESTING ACTIVITIES (B)	(9,243,840)	(6,529,532)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(2,455,149)	(3,627,829)
Unsubordinated debt securities	(2,099,086)	-
Financing received from Argentine Financial Institutions	(384,960,755)	(13,034,151)

Collections:
Unsubordinated debt securities	163,774,763	-
Financing received from Argentine Financial Institutions	414,014,755	22,827,832

NET CASH USED IN FINANCING ACTIVITIES (C)	188,274,528	6,165,852

EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	32,958,301	14,792,267

RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY OF CASH AND EQUIVALENTS (E)	(74,872,883)	(175,890,325)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)	91,309,848	(124,000,327)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (NOTE 5)	828,097,952	595,182,880
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 5)	919,407,800	471,182,553

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities" of March 31, 2025, 3,359,165 rights of use of leased properties were eliminated, corresponding to non-monetary transactions.

.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Sofital S.A.U.F e I.,Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to B.C.R.A. regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on May 27, 2025.

1.1.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with: (i) the provisions of International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34) and (ii) the accounting framework established by the Central Bank of Argentina (BCRA), which is based on IFRS Accounting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision, with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector.

Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 11,164 million and 7,310 million would have been recorded in the Group's equity as of March 31, 2025, and December 31, 2024, respectively.

●	exception to the provisions of Communication "A" 7014 dated May 14, 2020, where the B.C.R.A. established that Public Sector debt instruments that financial institutions received in exchange from others should be recognized initially at the book value as at the date of such exchange hold the instruments delivered, without analyzing whether or not the accounts established by IFRS 9 or eventually recognize the new instrument received to their market value as set out in that IFRS.

If IFRS 9 had been applied on the above issues, a net income tax reduction of 16,743 million and 19,719 million would have been recorded in the Group’s equity as of March 31, 2025 and December 31, 2024.

In accordance with IAS 34, interim financial information includes an explanation of the events and transactions, occurring since the end of the last annual reporting period, that are significant for understanding the changes in the Group's financial position, financial performance and cash flows, with the aim of updating the information corresponding to the latest financial statements for the annual period ended December 31, 2024 (hereinafter "annual financial statements"). For these reasons, these interim condensed consolidated financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards, and therefore, for a proper understanding of the information included therein, they should be read in conjunction with the annual financial statements.

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance, and cash flows.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st, 2002. Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law No. 27.468 (O.B. 04/12/2018) amended Article 10 of Law No. 23.928 and its amendments, by providing that the repeal of all laws or regulations establishing or authorize indexation by price, currency update, cost variation or any other form of refunding of debts, taxes, prices or tariffs for goods, works or services, does not include the financial statements, to which Article 62 shall continue to apply at the end of of the General Law on Companies No. 19.550 (T.O. 1984) and its amendments.

The aforementioned body of law also provided for the repeal of Decree No 1269/2002 of July 16, 2002, and its amendments and delegated to the National Executive Branch (PEN), through its date on which the provisions referred to above took effect in respect of the financial statements submitted to them. Therefore, the B.C.R.A., dated February 22, 2019, issued Communication "A" 6651 through which it provided that as of 1 January 2020, the financial statements are drawn up in constant currency. Therefore, the present consolidated financial as of March 31, 2025 have been restated.

1.1.3Comparative information

The balances for the period ended December 31, 2024, and the three months period ended March 31, 2024 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period. Certain amounts in these financial statements have been reclassified to present the information in accordance with the standards in effect as of March 31, 2025.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of March 31, 2024 and December 31, 2024 to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The changes made during the period ended March 31, 2025, are listed below, which had no significant impact on the Group’s consolidated financial statements.

Changes during the period ended March 31, 2025:

(a)	Amendments to IAS 21 - Lack of Interchangeability: The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed. The changes will be effective for the periods starting from January 1st, 2025 and allows for early application. The impact of applying this standard is not material.

The changes that have not entered into force as of March 31, 2025, are set out below:

Rules and interpretations that have not entered into force as of March 31, 2025:

a)	Sale or contribution of assets between an investor and its associate or joint interest - amendments to IFRS 10 and IAS 28: The IASB made limited changes to IFRS 10 "Entities consolidated financial statements" and IAS 28 "Investments in associates and joint ventures". The amendments clarify the accounting of sales or contributions of assets between investor and their associates and joint ventures. This confirms that the accounting treatment depends on whether the non-monetary assets sold or contributed to the associate or joint venture constitute a "business" (as defined in IFRS 3). The IASB decided to postpone the date of application of these amendments until the completion of the research project on the equity method. The Group does not expect any impact from the implementation of this standard.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced):

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the key judgments and assumptions adopted by the Group for measuring ECL, compared to those reported in the financial statements as of December 31, 2024.

1.2.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	March 31, 2025			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Promissory notes	274,288,841	2,555,829	2,389,092	279,233,762
Unsecured corporate loans	341,799,819	3,420,916	5,907,743	351,128,478
Overdrafts	272,385,718	4,030,758	1,817,704	278,234,180
Mortgage loans	282,810,054	9,250,954	1,741,512	293,802,520
Automobile and other secured loans	212,394,565	18,170,637	12,491,368	243,056,570
Personal loans	367,655,411	33,845,387	11,486,933	412,987,731
Credit cards	936,367,612	28,846,269	5,945,452	971,159,333
Foreign Trade Loans	315,675,009	7,109,183	15,269,756,00	338,053,948
Other financing	244,751,249	87	1,066,061,00	245,817,397
Other receivables from financial transactions	5,012,610	134,490	7,780	5,154,880
Receivables from financial leases	73,791,145	1,335,801	354,761	75,481,707
Total	3,326,932,033	108,700,311	58,478,162	3,494,110,506

1.2.2 Credit risk provision

Allowances for loan losses recognized in the period/year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the period/year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the period/year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the period/year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL because of changes in models and assumptions;
●	Impact resulting from time elapsing because of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the period/year and application of provisions related to assets withdrawn from the balance sheet during the period/year.

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the period/year due to the factors indicated below as of March 31, 2025 and December 31, 2024:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2024	23,874,091	14,568,010	19,533,293	57,975,394
Transfers:
From Stage 1 to Etapa 2	(1,230,676)	11,279,628	-	10,048,952
From Stage 1 to Etapa 3	(279,197)	-	2,303,925	2,024,728
From Stage 2 to Etapa 3	-	(916,441)	2,895,326	1,978,885
From Stage 2 to Etapa 1	934,708	(3,576,058)	-	(2,641,350)
From Stage 3 to Etapa 2	-	135,717	(418,123)	(282,406)
From Stage 3 to Etapa 1	6,540	-	(538,951)	(532,411)
Additions	7,292,343	-	-	7,292,343
Collections	(2,349,615)	(3,948,102)	(3,486,171)	(9,783,888)
Accruals	1,679,041	3,385,780	17,607,587	22,672,408
Withdrawn financial assets	(31,222)	(69,835)	(4,206,026)	(4,307,083)
Exchange Differences and Others	26,577	109,928	22,571	159,076
Result from exposure to changes in the purchasing power of money	(1,883,323)	(1,147,579)	(1,406,698)	(4,437,600)
Allowances for loan losses as of 03/31/2025	28,039,267	19,821,048	32,306,733	80,167,048

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2023	14,086,237	13,262,225	18,420,815	45,769,277
Transfers:
From Stage 1 to Etapa 2	(127,007)	1,119,251	-	992,244
From Stage 1 to Etapa 3	(27,569)	-	1,137,963	1,110,394
From Stage 2 to Etapa 3	-	(71,354)	407,358	336,004
From Stage 2 to Etapa 1	392,552	(1,213,644)	-	(821,092)
From Stage 3 to Etapa 2	-	2,658,255	(2,827,789)	(169,534)
From Stage 3 to Etapa 1	2,258	-	(73,388)	(71,130)
Additions	17,707,008	-	-	17,707,008
Collections	(1,952,059)	(2,918,821)	(3,319,007)	(8,189,887)
Interest accruals	1,476,725	8,918,779	27,262,806	37,658,310
Write Offs	(122,838)	(98,534)	(13,162,118)	(13,383,490)
Portfolio sale	-	-	(1,089,971)	(1,089,971)
Exchange Differences and Others	41,130	71,981	709,413	822,524
Result from exposure to changes in the purchasing power of money	(7,602,344)	(7,160,128)	(7,932,791)	(22,695,263)
Allowances for loan losses as of 12/31/2024	23,874,093	14,568,010	19,533,291	57,975,394

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2024	2,585,448,028	83,774,331	31,474,698	2,700,697,057
Transfers:
From Stage 1 to Etapa 2	(33,842,624)	33,842,624	-	-
From Stage 1 to Etapa 3	(2,933,476)	-	2,933,476	-
From Stage 2 to Etapa 3	-	(4,224,184)	4,224,184	-
From Stage 2 to Etapa 1	20,164,083	(20,164,083)	-	-
From Stage 3 to Etapa 2	-	496,634	(496,634)	-
From Stage 3 to Etapa 1	628,493	-	(628,493)	-
Additions	809,432,543	-	-	809,432,543
Collections	(668,427,732)	(14,409,845)	(11,050,229)	(693,887,806)
Interest accruals	10,838,973	23,425,602	38,380,455	72,645,030
Withdrawn financial assets	(31,222)	(69,835)	(4,206,026)	(4,307,083)
Exchange Differences and Others	16,331,489	438,724	195,936	16,966,149
Result from exposure to changes in the purchasing power of money	(204,635,322)	(6,609,874)	(2,349,205)	(213,594,401)
Assets Before Allowances as of 03/31/2025	2,532,973,233	96,500,094	58,478,162	2,687,951,489

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2023	1,375,362,604	81,373,487	29,153,804	1,485,889,895
Transfers:				-
From Stage 1 to Etapa 2	(2,339,282)	2,339,282	-	-
From Stage 1 to Etapa 3	(1,177,939)	-	1,177,939	-
From Stage 2 to Etapa 3	-	(469,341)	469,341	-
From Stage 2 to Etapa 1	2,506,622	(2,506,622)	-	-
From Stage 3 to Etapa 2	-	969,282	(969,282)	-
From Stage 3 to Etapa 1	36,754	-	(36,754)	-
Additions	1,320,060,888	-	-	1,320,060,888
Collections	(325,608,129)	(14,179,955)	(4,513,974)	(344,302,058)
Interest accruals	215,175,253	45,235,315	18,845,343	279,255,911
Withdrawn financial assets	(122,838)	(98,534)	(13,162,118)	(13,383,490)
Sale of portfolio	-	-	(1,181,857)	(1,181,857)
Exchange Differences and Others	31,029,493	2,522,270	1,143	33,552,906
Result from exposure to changes in the purchasing power of money	(29,475,398)	(31,410,853)	1,691,113	(59,195,138)
Assets Before Allowances as of 12/31/2024	2,585,448,028	83,774,331	31,474,698	2,700,697,057

The following tables explain the classification of loans and other financing by stage corresponding to the Group as of March 31, 2025, and December 31, 2024:

	As of March 31, 2025			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	274,288,841	2,555,829	2,389,092	279,233,762
Unsecured corporate loans	341,799,819	3,420,916	5,907,743	351,128,478
Overdrafts	121,892,397	3,286,156	1,817,704	126,996,257
Mortgage loans	282,810,054	9,250,954	1,741,512	293,802,520
Automobile and other secured loans	212,394,565	18,170,637	12,491,368	243,056,570
Personal loans	367,655,411	33,845,387	11,486,933	412,987,731
Credit card loans	292,902,133	17,390,654	5,945,452	316,238,239
Foreign Trade Loans	315,675,009	7,109,183	15,269,756,00	338,053,948
Other financings	244,751,249	87	1,066,061,00	245,817,397
Other receivables from financial transactions	5,012,610	134,490	7,780	5,154,880
Receivables from financial leases	73,791,145	1,335,801	354,761	75,481,707
Subtotal	2,532,973,233	96,500,094	58,478,162	2,687,951,489
Allowances for loan losses	(28,039,267)	(19,821,048)	(32,306,733)	(80,167,048)
Total	2,504,933,966	76,679,046	26,171,429	2,607,784,441

	As of December 31, 2024			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	330,891,788	2,460,274	1,108,458	334,460,520
Unsecured corporate loans	327,441,498	5,527,368	5,119,319	338,088,185
Overdrafts	86,867,568	2,382,040	1,341,518	90,591,126
Mortgage loans	279,075,055	9,148,604	1,358,955	289,582,614
Automobile and other secured loans	195,891,097	12,840,791	5,547,264	214,279,152
Personal loans	294,844,636	22,022,361	7,115,229	323,982,226
Credit card loans	285,262,994	12,745,689	4,245,071	302,253,754
Foreign Trade Loans	378,131,472	11,251,515	5,238,581	394,621,568
Other financings	337,935,780	1,194,731	28	339,130,539
Other receivables from financial transactions	4,864,189	140,342	12,427	5,016,958
Receivables from financial leases	64,241,951	4,060,616	387,848	68,690,415
Subtotal	2,585,448,028	83,774,331	31,474,698	2,700,697,057
Allowances for loan losses	(23,874,093)	(14,568,010)	(19,533,291)	(57,975,394)
Total	2,561,573,935	69,206,321	11,941,407	2,642,721,663

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.3.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure. or rights. to variable returns from its involvement with the subsidiary. and (iii) can use its power over the subsidiary to affect the amount of the investor´s returns. The existence and the effect of the substantive rights. including substantive rights of potential vote. are considered when evaluating whether the Group has power over the other entity. For a right to be substantive. the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity. even when it has fewer voting powers than those required for the majority.

Accordingly. the protecting rights of other investors. as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				03/31/2025		12/31/2024
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.BA., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.AB.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U.F e I.	Controlled	Bartolomé Mitre 434, C.AB.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina(2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.AB.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.AB.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.AB.A., Argentina	Financial Broker	-	100.00%	-	100.00%
Portal Integral de Inversiones S.A.U	Controlled	San Martín 344, 15th floor, C.AB.A., Argentina	Representations	-	100.00%	-	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A	Controlled	Reconquista 320, 1st floor, C.AB.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor, C.AB.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor, C.AB.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1)  Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 31/03/25 and 31/12/24.

(2)  On October 21, 2021, by means of the Board of Directors' Act, the change of address of the registered office of the Company was resolved by setting it at Avda. Gral. San Martín 731, 1st floor, of the City of Mendoza. The same is pending registration in the Legal Persons and Public Registry of the Province of Mendoza.

(3)  On 31 May 2023, the Board of Directors resolved the change of address for the Society’s registered office at San Martin 344, 16th floor in the Autonomous City of Buenos Aires. It is pending registration with IGJ.

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. The Group has requested appraisals for its properties as of December 31, 2024, recording devaluation in some of them, while for the rest of the categories of fixed assets and intangibles and goodwill, they have not been identified, indications of impairment for any of the periods/years presented in the consolidated financial statements.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Actual results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Superville’s clients receive the following services:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 1,500,000
-	Small and Medium Size Companies", companies that record annual sales of over 1,500,000 up to 10,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 10,000,000 up to 14,000,000
-	Big Companies that record annual sales of over 14,000,000

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.
b-	Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury: This segment oversees the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and wholesale non-financial sector clients.
d-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
e-	Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U., non-financial products through Espacio Cordial Servicios S.A. and until February 2023 it offered payment solutions to retailers through Bolsillo Digital S.A.U.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses, and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

The following chart includes information by segment as of March 31, 2025, March 31, 2024 and December 31, 2024, respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2025
Interest income	163,446,251	52,697,010	81,741,861	23,673	1,511,647	479,821	299,900,263
Interest expenses	(26,066,490)	(24,758,594)	(96,078,914)	(144,294)	(4,515,438)	33,423	(151,530,307)
Distribution of results by Treasury	(70,321,853)	(13,324,177)	83,646,030	-	-	-	-
Net interest income	67,057,908	14,614,239	69,308,977	(120,621)	(3,003,791)	513,244	148,369,956
Services Fee Income	33,901,318	3,763,133	548,150	-	20,777,767	(1,448,931)	57,541,437
Services Fee Expenses	(10,416,540)	(547,411)	(380,313)	-	(838,272)	98,023	(12,084,513)
Income from insurance activities	-	-	-	7,210,939	-	1,248,513	8,459,452
Net Service Fee Income	23,484,778	3,215,722	167,837	7,210,939	19,939,495	(102,395)	53,916,376
Subtotal	90,542,686	17,829,961	69,476,814	7,090,318	16,935,704	410,849	202,286,332
Net income from financial instruments at fair value through profit or loss	10,410	1,202,593	13,299,236	1,293,706	7,427,526	(70,866)	23,162,605
Income from withdrawal of assets rated at amortized cost	-	-	3,936,506	-	-	(3,286)	3,933,220
Exchange rate difference on gold and foreign currency	252,730	(195)	(362,222)	558	54,105	11,974	(43,050)
NIFFI And Exchange Rate Differences	263,140	1,202,398	16,873,520	1,294,264	7,481,631	(62,178)	27,052,775
Result from exposure to changes in the purchasing power of the currency	(305,874)	-	(33,871,484)	(2,275,413)	(4,804,137)	(614,624)	(41,871,532)
Other operating income	6,999,159	2,317,313	668,773	37,112	3,129,326	(1,217,427)	11,934,256
Loan loss provisions	(32,464,663)	808,634	(164,906)	-	-	543	(31,820,392)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2025
Net operating income	65,034,448	22,158,306	52,982,717	6,146,281	22,742,524	(1,482,837)	167,581,439
Personnel expenses	(50,713,994)	(8,774,653)	(4,039,478)	(669,231)	(4,401,521)	636,457	(67,962,420)
Administration expenses	(32,799,911)	(3,188,967)	(2,156,249)	(118,530)	(4,027,974)	923,613	(41,368,018)
Depreciations and impairment of non-financial assets	-	-	(13,787,058)	(157,217)	(86,803)	(239,257)	(14,270,335)
Other operating expenses	(24,217,277)	(6,121,287)	(3,694,456)	(13,302)	(1,391,571)	1,641,800	(33,796,093)
Operating income	(42,696,734)	4,073,399	29,305,476	5,188,001	12,834,655	1,479,776	10,184,573
Result from associates and joint ventures	-	-	-	-	4,658,008	(4,658,008)	-
Result before taxes	(42,696,734)	4,073,399	29,305,476	5,188,001	17,492,663	(3,178,232)	10,184,573
Income tax	14,966,006	(1,425,689)	(8,526,875)	(1,874,101)	(4,845,434)	74,460	(1,631,633)
Net (loss) / income	(27,730,728)	2,647,710	20,778,601	3,313,900	12,647,229	(3,103,772)	8,552,940
Net (loss) / income for the period attributable to owners of the parent company	(27,730,728)	2,647,710	20,778,601	3,313,900	12,647,229	(3,718,924)	7,937,788
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	615,152	615,152
Other comprehensive (loss) / income	-	-	(2,161,146)	-	337,342	66,671	(1,757,133)
Other comprehensive (loss) / income attributable to owners of the parent company	-	-	(2,161,146)	-	337,342	68,872	(1,754,932)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(2,201)	(2,201)
Comprehensive (loss) / income for the period	(27,730,728)	2,647,710	18,617,455	3,313,900	12,984,571	(3,037,101)	6,795,807
Comprehensive (loss) / income attributable to owners of the parent company	(27,730,728)	2,647,710	18,617,455	3,313,900	12,984,571	(3,650,052)	6,182,856
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	612,951	612,951

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2025
Cash and due from banks	85,296,329	3,218,443	759,370,103	23,674	10,888,349	(1,037,805)	857,759,093
Debt securities at fair value through profit or loss	-	8,922,890	109,391,952	13,903,997	52,814,507	-	185,033,346
Loans and other financing	1,542,787,376	763,673,848	91,494,602	21,088	2,544,217	(738,382)	2,399,782,749
Other debt securities	3,530,856	-	1,225,527,503	8,260,425	79,605,221	6,579,096	1,323,503,101
Other Assets	45,327,295	617,304	482,149,630	12,558,460	105,417,520	(46,809,078)	599,261,131
Total Assets	1,676,941,856	776,432,485	2,667,933,790	34,767,644	251,269,814	(42,006,169)	5,365,339,420

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2025
Deposits	1,356,807,195	806,671,063	1,546,861,063	-	-	(675,737)	3,709,663,584
Financing received from the Argentine Central Bank and others financial institutions	119,294	-	71,602,534	-	173,023	(175,504)	71,719,347
Other debt securities	-	-	222,635,686	-	-	-	222,635,686
Other liabilities	154,895,085	25,278,702	111,553,678	9,598,487	102,460,409	56,460,049	460,246,410
Total Liabilities	1,511,821,574	831,949,765	1,952,652,961	9,598,487	102,633,432	55,608,808	4,464,265,027

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2024
Interest income	146,675,303	88,708,517	514,604,345	280,192	2,850,262	3,888,628	757,007,247
Interest expenses	(97,943,034)	(22,277,213)	(303,621,717)	(383,313)	(83,664)	100,557	(424,208,384)
Distribution of results by Treasury	32,213,789	(33,023,263)	809,474	-	-	-	-
Net interest income	80,946,058	33,408,041	211,792,102	(103,121)	2,766,598	3,989,185	332,798,863
Services Fee Income	27,301,367	3,770,116	166,769	-	15,088,914	(666,699)	45,660,467
Services Fee Expenses	(9,040,255)	(701,110)	(157,029)	-	(654,698)	-	(10,553,092)
Income from insurance activities	-	-	-	5,003,078	-	760,515	5,763,593
Net Service Fee Income	18,261,112	3,069,006	9,740	5,003,078	14,434,216	93,816	40,870,968
Subtotal	99,207,170	36,477,047	211,801,842	4,899,957	17,200,814	4,083,001	373,669,831
Net income from financial instruments at fair value through profit or loss	193,027	-	37,360,946	5,666,090	4,759,622	(270,416)	47,709,269
Income from withdrawal of assets rated at amortized cost	38,780	-	81,075,473	-	-	1,987,777	83,102,030

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2024
Exchange rate difference on gold and foreign currency	649,732	(61,909)	916,396	2,191	645,903	174,696	2,327,009
NIFFI And Exchange Rate Differences	881,539	(61,909)	119,352,815	5,668,281	5,405,525	1,892,057	133,138,308
Result from exposure to changes in the purchasing power of the currency	(23,676,638)	(5,641,334)	(102,526,006)	(9,692,628)	(10,792,122)	(12,802,030)	(165,130,758)
Other operating income	5,022,054	2,476,830	556,658	12,364	2,579,160	(128,846)	10,518,220
Loan loss provisions	(11,980,912)	(423,567)	(33,667)	-	-	5,231	(12,432,915)
Net operating income	69,453,213	32,827,067	229,151,642	887,974	14,393,377	(6,950,587)	339,762,686
Personnel expenses	(66,088,076)	(12,619,036)	(6,573,509)	(1,068,685)	(3,729,303)	(102,493)	(90,181,102)
Administration expenses	(35,481,538)	(3,057,431)	(2,152,516)	(104,178)	(2,877,426)	(259,522)	(43,932,611)
Depreciations and impairment of non-financial assets	(10,775,675)	(1,888,249)	(799,753)	(150,078)	(104,314)	(237,931)	(13,956,000)
Other operating expenses	(24,966,023)	(8,939,839)	(42,375,142)	(72,727)	(1,160,422)	(1,286,521)	(78,800,674)
Operating income	(67,858,099)	6,322,512	177,250,722	(507,694)	6,521,912	(8,837,054)	112,892,299
Result from associates and joint ventures	-	-	-	-	53,116	(53,116)	-
Result before taxes	(67,858,099)	6,322,512	177,250,722	(507,694)	6,575,028	(8,890,170)	112,892,299
Income tax	23,873,893	(2,176,524)	(61,322,126)	(380,156)	(951,340)	599,973	(40,356,280)
Net (loss) / income	(43,984,206)	4,145,988	115,928,596	(887,850)	5,623,688	(8,290,197)	72,536,019
Net (loss) / income for the period attributable to owners of the parent company	(43,984,206)	4,145,988	115,928,596	(887,850)	5,623,688	(8,366,500)	72,459,716
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	76,303	76,303
Other comprehensive (loss) / income	102,337	(9,920)	(11,000,379)	-	47,580	1,520,972	(9,339,410)
Other comprehensive (loss) / income attributable to owners of the parent company	102,337	(9,920)	(11,000,379)	-	47,580	1,532,224	(9,328,158)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(11,252)	(11,252)
Comprehensive (loss) / income for the period	(43,881,869)	4,136,068	104,928,217	(887,850)	5,671,268	(6,769,225)	63,196,609
Comprehensive (loss) / income attributable to owners of the parent company	(43,881,869)	4,136,068	104,928,217	(887,850)	5,671,268	(6,834,276)	63,131,558
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	65,051	65,051

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2024
Cash and due from banks	162,057,605	4,983,504	530,795,464	7,725	11,877,959	(792,139)	708,930,118
Debt securities at fair value through profit or loss	-	9,723,381	164,280,083	10,590,671	101,303,304	-	285,897,439
Loans and other financing	1,388,213,199	868,664,945	96,643,930	91,631	2,687,499	(173,819)	2,356,127,385
Other debt securities	4,286,621	-	884,868,832	8,541,990	12,304,827	6,100,630	916,102,900
Other Assets	110,621,742	17,650,292	456,872,225	12,240,797	94,650,971	(40,110,584)	651,925,443
Total Assets	1,665,179,167	901,022,122	2,133,460,534	31,472,814	222,824,560	(34,975,912)	4,918,983,285

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2024
Deposits	1,523,926,809	759,113,502	1,162,650,582	-	-	(292,127)	3,445,398,766
Financing received from the Argentine Central Bank and others financial institutions	102,884	1,510	42,021,652	-	-	539,301	42,665,347
Unsubordinated debt securities	294,727	73,854	55,173,061	-	-	-	55,541,642
Other liabilities	170,562,876	37,866,989	97,573,745	9,617,555	86,957,375	78,520,404	481,098,944
Total Liabilities	1,694,887,296	797,055,855	1,357,419,040	9,617,555	86,957,375	78,767,578	4,024,704,699

4.	FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period/year. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

Grupo Superville’s financial instruments measured at fair value as of March 31, 2025, and December 31, 2024, are detailed below:

Instrument portfolio as of 03/31/2025	FV level 1	FV level 2	FV level 3	TOTAL

Assets
- Debt securities at fair value through profit or loss	178,984,869	6,048,477	-	185,033,346
- Derivatives	-	3,794,044	-	3,794,044
- Other financial assets	27,859,696	-	-	27,859,696
- Other debt securities	132,054,118	215,203,774	-	347,257,892
- Financial assets pledged as collateral	118,387,707	-	-	118,387,707
- Investments in Equity Instruments	3,159,259	-	612,239	3,771,498
Total Assets	460,445,649	225,046,295	612,239	686,104,183
Liabilities
- Liabilities at fair value through profit or loss	2,737,103	-	-	2,737,103
- Other financial liabilities	167,739,160	-	-	167,739,160
Total Liabilities	170,476,263	-	-	170,476,263

Instrument portfolio as of 12/31/2024	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	278,316,964	7,580,475	-	285,897,439
- Derivatives	-	5,024,372	-	5,024,372
- Other financial assets	18,630,216	-	-	18,630,216
- Other debt securities	120,145,460	105,840,347	-	225,985,807
- Financial assets pledged as collateral	196,859,585	-	-	196,859,585
- Investments in Equity Instruments	56,844	-	714,789	771,633
Total Assets	614,009,069	118,445,194	714,789	733,169,052
Liabilities
- Derivatives	-	1,882,639	-	1,882,639
- Other financial liabilities	172,340,944	-	-	172,340,944
Total Liabilities	172,340,944	1,882,639	-	174,223,583

Below is shown the reconciliation of the financial instruments classified as Fair Value Level 3:

FV level 3	12/31/2024	Transfers	Additions	Disposals	P/L	03/31/2025
Assets
- Debt securities at fair value through profit or loss	714,789	-	-	(4,938)	(97,612)	612,239

The Group's policy is to recognize transfers between levels of fair values only at period-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-	Market or quoted prices for similar instruments.
-	The estimated present value of instruments.

All fair value estimates, except for equity instruments at level 3, are included in level 2. To do so, the Group uses valuation techniques through spot rate curves that estimate yield curves based on market prices, market. They are detailed below:

-	Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (MAE, Bolsar or secondary) through the linear interpolation of them. The Entity has used this

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

technique to determine the fair value of the instruments issued by the B.C.R.A. and Treasury Bills without quotation at the end of this period.

-	Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The main data and aspects considered by the Group to determine fair values under the linear interpolation model have been:

- Prices of instruments quoted between the date on which the curve is estimated and the settlement date of the last available settlement.

- Recommended rates in the last available tender.

- Only instruments that have traded with 24-hour settlement are considered.

- If the same stock has been listed on the MAE and Bolsar, the market listing that has traded a higher volume is considered.

- The yield curve is standardized based on a set of nodes, each of which has an associated maturity date.

- Instruments denominated in dollars are converted at the exchange rate on the date the species is traded.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in dollars are established from bonds predefined by the Financial Risk Management.

- The main source of prices for Bonds is MAE, without considering those corresponding to operations for its own portfolio.

The eligible bonus sets are not static, expanding with each new issue.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. If the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument, unless it is a Level 1 instrument. Otherwise, the difference will be recognized in profit or loss from the inception date.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

- Assets whose fair value is like book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is like fair value.

- Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each period, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows using market interest rates for deposits with maturities like those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

- Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is like their book value. This assumption also applies to savings deposits, current accounts, and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31,2025 and December 31,2024:

Other Financial Instruments as of 03/31/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 03/31/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
-Cash and due from Banks	857,759,093	857,759,093	857,759,093	-	-
-Other financial assets	19,694,382	19,694,382	19,694,382	-
-Loans and other financing	2,399,782,749	2,665,148,517	-	-	2,665,148,517
-Reverse repo transactions	3,052,151	3,052,151	3,052,151	-	-
-Other Debt Securities	976,245,209	903,002,768	901,611,532	1,391,236	-
-Financial assets in as guarantee	1,860	1,860	1,860	-	-
	4,256,535,444	4,448,658,771	1,782,119,018	1,391,236	2,665,148,517
Financial Liabilities
-Deposits	3,709,663,584	3,735,600,603	-	-	3,735,600,603
- Other financial liabilities	9,757,164	9,757,164	9,757,164	-	-
- Repo transactions	31,328,443	31,328,443	31,328,443	-	-
- Derivatives	26,589	26,589	26,589	-	-
-Financing received from the B.C.R.A. and other financial institutions	71,719,347	63,974,475	-	-	63,974,475
- Unsubordinated debt securities	222,635,686	225,139,952	225,139,952	-	-
	4,045,130,813	4,065,827,226	266,252,148	-	3,799,575,078

Other Financial Instruments as of 12/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	708,930,118	708,930,118	708,930,118	-	-
-Other financial assets	13,905,640	13,905,641	13,905,641	-	-
-Loans and other financing	2,356,127,385	2,585,498,405	-	-	2,585,498,405
-Other Debt Securities	690,117,093	655,699,191	655,699,191	-	-
-Financial assets pledged as collateral	2,020	2,020	2,020	-	-
	3,769,082,256	3,964,035,375	1,378,536,970	-	2,585,498,405
Financial Liabilities
-Deposits	3,445,398,766	3,471,301,429	-	-	3,471,301,429
-Other financial liabilities	8,084,808	8,084,808	8,084,808	-	-
- Reverse Repo transactions	36,872,885	36,872,885	36,872,885	-	-
-Financing received from the B.C.R.A. and other financial institutions	42,665,347	42,584,841	42,584,841	-	-
- Unsubordinated debt securities	55,541,642	55,541,642	55,541,642	-	-
	3,588,563,448	3,614,385,605	143,084,176	-	3,471,301,429

5.	CASH AND DUE FROM BANKS

The composition of cash on March 31, 2025 and December 31, 2024 is as follows:

Items	03/31/2025	12/31/2024	03/31/2024	12/31/2023
Cash and due from banks	857,759,093	708,930,118	360,676,034	541,643,394
Debt securities at fair value through profit or loss	59,674,410	118,735,281	62,252,690	42,627,654
Money Market Funds	1,974,297	432,553	48,253,829	10,911,832
Cash and cash equivalents	919,407,800	828,097,952	471,182,553	595,182,880

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	03/31/2025	12/31/2024	03/31/2024	12/31/2023
Cash and due from Banks
As per Statement of Financial Position	857,759,093	708,930,118	360,676,034	541,643,394
As per the Statement of Cash Flows	857,759,093	708,930,118	360,676,034	541,643,394
Debt securities at fair value through profit or loss
As per Statement of Financial Position	185,033,346	285,897,439	129,493,147	79,278,807
Securities not considered as cash equivalents	(125,358,936)	(167,162,158)	(67,240,457)	(36,651,153)
As per the Statement of Cash Flows	59,674,410	118,735,281	62,252,690	42,627,654
Money Market Funds
As per Statement of Financial Position – Other financial assets	47,554,078	32,535,856	62,681,491	110,153,744
Other financial assets not considered as cash	(45,579,781)	(32,103,303)	(14,427,662)	(99,241,912)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Items	03/31/2025	12/31/2024	03/31/2024	12/31/2023
As per the Statement of Cash Flow	1,974,297	432,553	48,253,829	10,911,832

The reconciliation of funding activities as of March 31, 2025, and December 31,2024 is presented below:

Items	Balances at 12/31/2024	Cash Flows		Other non-cash movements	Balances at 03/31/2025
		Collections	Payments
Unsubordinated debt securities	55,541,642	163,774,763	(2,099,086)	5,418,367	222,635,686
Financing received from the Argentine Central Bank and other financial institutions	42,665,347	414,014,755	(384,960,755)	-	71,719,347
Lease Liabilities	6,658,866	-	(2,455,149)	3,943,971	8,147,688
Total	104,865,855	577,789,518	(389,514,990)	9,362,338	302,502,721

6.	RELATED PARTY TRANSACTIONS

Related parties are all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise considerable influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has considerable influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise considerable influence or control.

Controlling Entity

The majority shareholder of the Group is Julio Patricio Supervielle, who has established his domicile at 330 Reconquista Street in the Autonomous City of Buenos Aires. The shareholding of Julio Patricio Supervielle in the Group is 24.60% as of March 31, 2025, and December 2024, respectively. While the share of Julio Patricio Supervielle in the votes of the Group is 51.06% on March 31, 2025, and December 31, 2024.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the definition of a related natural person of the Central Bank,) and any company linked to any of the above whose consolidation is not required:

	03/31/2025	12/31/2024(*)
Aggregate total financial exposure	7,630,198	5,161,033
Number of beneficiary related parties	80	79
(a) individuals	67	67
(b) companies	13	12
Average total financial exposure	95,377	65,330
Higher individual exposure	4,119,169	2,238,987

                     (*) Historical values as of December 31, 2024, without adjustment for inflation

The financing, including those that were restructured, was granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time for granting credit to unrelated parties. Likewise, they did not imply a risk of bad debts greater than normal, nor did they present other types of unfavorable conditions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	03/31/2025	12/31/2024
7.1 Debt securities at fair value through profit or loss
Government securities	164,828,076	263,614,972
Corporate securities	19,091,279	21,214,068
Securities issued by the Argentine Central Bank	1,113,991	1,068,399
	185,033,346	285,897,439
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	3,794,044	4,881,460
Debtor balances related to forward operations in foreign currency	-	142,912
	3,794,044	5,024,372
7.3 Reverse Repo Transactions
Financial debtors from cash sales to be settled and active repos	338,800	-
Financial debtors for active repos of government securities	2,711,281	-
Accrued interest receivable for active repos	2,070	-
	3,052,151	-
7.4 Other financial assets
Participation Certificates in Financial Trusts	2,025,315	1,309,918
Investments in Asset Management and Other Services	5,925,432	4,159,103
Other investments	2,360,775	2,798,510
Receivable from spot sales pending settlement	18,671,654	9,872,596
Several debtors	18,056,343	13,593,240
Miscellaneous debtors for credit card operations	1,089,361	1,410,051
Allowances for loan losses	(574,802)	(607,562)
	47,554,078	32,535,856
7.5 Loans and other financing
Non-financial public sector	4,841,198	3,508,774
Overdrafts	4,248,542	1,098,173
Promissory notes	256,292	250,860
Credit card loans	33,385	28,372
Other	302,979	2,131,369
Other financial entities	9,035,031	22,116,480
Overdrafts	26	-
Credit card loans	29,961	17,136
Other	9,012,750	22,138,172
Less: allowances (Schedule R)	(7,706)	(38,828)
Non-financial private sector and foreign residents	2,385,906,520	2,330,502,131
Loans	2,381,971,411	2,311,784,505
Overdrafts	122,747,689	89,492,956
Promissory notes	279,233,762	334,460,520
Unsecured corporate loans	350,872,186	337,837,325
Mortgage loans	293,802,520	289,582,614
Automobile and other secured loans	243,056,570	214,279,152
Personal loans	412,987,731	323,982,226
Credit card loans	316,174,893	302,208,247
Foreign trade loans	338,053,948	394,621,568
Other	24,091,702	23,777,321
IFRS adjustments	950,410	1,542,576
Receivables from financial leases	73,816,136	67,172,966
Receivables from financial leases	75,481,707	68,690,415
IFRS adjustments	(1,665,571)	(1,517,449)
Other loans through financial intermediation	5,154,880	5,016,958
Less: allowances (Schedule R)	(75,035,907)	(53,472,298)
	2,399,782,749	2,356,127,385

As of March 31, 2025 and December 31, 2024, the Group also retains the following potential liabilities:
Other guarantees given	104,374,350	119,815,505
Responsibilities for foreign trade operations	16,603,796	31,394,603
Promissory notes	14,060,149	17,133,623
Overdrafts	822,312	22,535,169

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2025	12/31/2024
Total Eventual Responsibilities	135,860,607	190,878,900
On the other hand, the Group has the following collateral on the loans and other financing granted on the dates indicated:
	03/31/2025	12/31/2024
Guarantees received	954,951,394	910,784,217

The classification of loans and other financing, by situation and guarantees received, is detailed in Schedule B.

The concentration of loans and other financing is detailed in Schedule C.

The opening by term of loans and other financing is detailed in Schedule D.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

7.6 Other debt securities
Negotiable obligations	57,771,017	82,153,521
Debt securities from financial trusts	19,737,402	19,204,602
Government securities	1,038,746,028	713,058,762
Securities issued by Argentine Central Bank	197,158,950	97,916,707
Others	10,641,854	4,158,232
Allowances for loan losses (Schedule R)	(552,150)	(388,924)
	1,323,503,101	916,102,900
7.7 Financial assets pledged as collateral
Government in guarantee for repo operations	35,576,590	9,218,798
Special guarantees accounts in the Argentine Central Bank	58,719,193	58,925,798
Deposits in guarantee	24,093,784	128,717,009
	118,389,567	196,861,605
7.8 Other non-financial assets
Other miscellaneous assets	19,332,030	18,544,136
Loans to employees	1,068,379	3,831,984
Payments in advance	14,701,870	10,449,853
Works of art and collector´s pieces	595,751	596,016
Retirement plan	5,848,183	835,054
Other non-financial assets	885,531	873,706
Insurance contract asset (Note 9)	3,003,756	3,457,120
	45,435,500	38,587,869

7.9 Deposits
Non-financial sector	132,877,621	157,105,841
Financial sector	232,626	201,154
Current accounts	365,959,508	419,140,739
Special checking accounts	1,447,552,943	1,059,329,473
Savings accounts	658,862,685	772,831,240
Time deposits and investments accounts	902,529,407	791,677,417
Investment accounts	137,391,365	183,717,018
Others	35,462,869	37,851,622
Interest and adjustments	28,794,560	23,544,262
	3,709,663,584	3,445,398,766

7.10 Liabilities at fair value through profit or loss
Liabilities for transactions in local currency	2,737,103	-
	2,737,103	-

7.11 Other financial liabilities
Amounts payable for spot transactions pending settlement	21,673,696	6,955,368
Collections and other operations on behalf of third parties	138,897,925	159,341,409
Unpaid fees	94	165
Financial guarantee contracts	160,163	159,593
Lease liability	8,147,688	6,658,866
Others	8,616,758	7,310,351
	177,496,324	180,425,752
7.12 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	33,495,386	16,952,760
Financing received from international institutions	38,223,961	25,712,587
	71,719,347	42,665,347
7.13 Provisions
Other contingencies
Provision for unused balances of credit cards (Schedule R)	37,154,280	40,006,810

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2025	12/31/2024
Provision for restructuring expenses	4,038,626	3,525,558
Provision for eventual commitments (Schedule R)	235,320	227,909
Provision for revocable agreed current account advances (Schedule R)	297,339	321,877
	41,725,565	44,082,154
7.14 Other non-financial liabilities
Payroll and social securities	115,667,808	125,953,301
Sundry creditors	35,959,445	37,097,427
Taxe payable	39,719,485	36,790,837
Social security payment orders pending settlement	3,959,129	6,737,318
Revenue from contracts with customers (1)	6,369	502,021
Contribution to the deposit guarantee fund	990,105	814,686
Other non-financial liabilities	43,980	632,692
Liability for reinsurance contracts (Note 9)	91,421	189,194
	196,437,742	208,717,476

7.15 Repo transactions
Financial creditors for liabilities of government bonds	31,301,715	36,858,062
Accrued interest to be paid on passive passes	26,728	14,823
	31,328,443	36,872,885

7.16 Derivative instruments
Amounts payable for spot and forward transactions pending settlement	26,589	1,882,639
	26,589	1,882,639

	03/31/2025	03/31/2024
7.17 Interest income
Interest on overdrafts	13,392,611	25,280,968
Interest on promissory notes	26,644,973	34,165,889
Interest on personal loans	58,084,645	24,741,462
Interest on corporate unsecured loans	33,844,929	56,562,031
Interest on credit card loans	14,943,516	14,897,781
Interest on mortgage loans	24,534,694	65,035,026
Interest on automobile and other secured loans	30,706,263	7,067,281
Interest on foreign trade loans and other secured loans	5,094,216	1,366,576
Interest on financial leases	9,044,024	7,337,975
Interest on public and private securities measured at amortized cost	82,616,069	365,357,376
Others	994,323	155,194,882
	299,900,263	757,007,247
7.18 Interest Expenses
Interest on current accounts deposits	59,729,520	191,149,121
Interest on time deposits	75,800,322	226,227,271
Interest on other financial liabilities	8,204,912	3,202,644
Interest from the financial sector	678,861	760,393
Others	7,116,692	2,868,955
	151,530,307	424,208,384
7.19 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	23,596,123	45,428,195
Derivatives	(433,518)	2,281,074
	23,162,605	47,709,269

7.20 Result from derecognition of financial assets measured at amortized cost
Result from derecognition of Debt Securities	3,933,220	83,102,030
	3,933,220	83,102,030
7.21 Service Fees Income
Commissions from deposit accounts	20,262,890	14,953,074
Commissions from credit and debit cards	11,334,199	9,754,528
Commissions from loans operations	490,353	96,928

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2025	12/31/2024
Commissions from miscellaneous operations	25,030,298	20,572,237
Others	423,697	283,700
	57,541,437	45,660,467
7.22 Services Fees expenses
Commissions paid	11,706,305	10,172,684
Export and foreign currency operations	378,208	380,408
	12,084,513	10,553,092
7.23 Other operating incomes
Reversal off allowances for loan losses and assets written down	1,735,872	978,384
Rental from safety boxes	1,634,492	900,558
Commissions from trust services	42,026	80,789
Other credits adjustments	1,189,120	1,475,669
Sales of property, plant and equipment	-	314,661
Punitive interest	1,086,536	1,162,973
Others	6,246,210	5,605,186
	11,934,256	10,518,220
7.24 Personnel expenses
Payroll and social securities	63,273,074	83,756,492
Others expenses	4,689,346	6,424,610
	67,962,420	90,181,102

7.25 Administration expenses
Directors´ and statutory auditors ‘fees	1,002,998	1,325,284
Professional fees	10,819,185	12,538,086
Advertising and publicity	2,486,571	1,991,174
Taxes	10,136,377	10,896,479
Maintenance, security and services	11,241,184	12,325,090
Rent	32,687	20,847
Others	5,649,016	4,835,651
	41,368,018	43,932,611

7.26 Depreciation and impairment of non-financial assets
Depreciation of property, plant and equipment (Schedule F)	2,289,323	2,568,374
Depreciation of other non-financial assets	1,609,734	1,775,174
Amortization of intangible assets (Schedule G)	7,984,242	7,310,391
Depreciation of right-of-use assets (Schedule F)	2,386,751	2,302,061
Impairment of furniture and facilities	285	-
	14,270,335	13,956,000
7.27 Other operating expenses
Credit card related promotions	4,177,016	4,418,144
Gross income tax	22,434,952	29,550,047
Result on initial recognition of loans	1,666,745	80,315
Loan and credit card balance adjustments	147,552	462,978
Interest on liabilities for finance leases	831,131	548,415
Coverage services	48,971	9,694
Deposit guarantee fund contributions	1,450,022	1,071,167
Miscellaneous loss provision	1,617,990	34,454,404
Other allowances	262,446	273,294
Other	1,159,268	7,932,216
	33,796,093	78,800,674

8.	CONSIDERATIONS OF RESULTS

The Ordinary Annual Shareholders' Meeting held on April 22, 2025, approved the profit allocation for the period ended December 31, 2024 as follows: (i) legal reserve of thousands of pesos 6,784,359; (ii) Optional reserve for thousands of pesos 101,765,394 and (iii) reserve for future dividends for thousands of pesos 27,137,439, subsequently deallocated for the payment of dividends.

9.	INSURANCE

9.1   Assets and liabilities related to insurances activities

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The assets and liabilities related to insurance contracts are detailed below, as of the indicated dates:

	03/31/2025	03/31/2024
Insurance contract assets
Assets for remaining coverage	4,669,489	5,268,807
Liabilities for incurred claim - present value of future cash flow	(2,000,850)	(1,985,905)
Liabilities for incurred claim - Risk adjustment for non-financial risks	(97,656)	(98,998)
Net balance	2,570,983	3,183,904
Reinsurance contracts assets
Assets for remaining coverage	229,762	(65,827)
Claims incurred for contracts under PAA	92,058	153,904
Net balance	321,820	88,077
Reinsurance contracts liabilities
Liabilities for remaining coverage	(14,262)	(20,858)
Incurred claims for contracts under PAA	-	1,482
Net Balance	(14,262)	(19,376)
Balances from brokers operations
Assets from brokers transaction	110,953	185,139
Liabilities from brokers liabilities	(77,159)	(169,818)
Net Balance	33,794	15,321

Assets	3,003,756	3,457,120
Liabilities	(91,421)	(189,194)

9.2    Income from insurances activities

The composition of the item “Result for insurance activities” as of March 31, 2025, and December 31, 2024 is as follows:

	03/31/2025	12/31/2024
Insurance revenue from contracts measured under the PAA	12,240,283	10,019,701
Insurance revenue	12,240,283	10,019,701
Incurred claims	(2,450,720)	(1,295,557)
Acquisition and administrative expenses	(3,329,792)	(3,750,445)
Insurance service expenses	(5,780,512)	(5,046,002)
Allocation of reinsurance premium	(112,924)	(62,571)
Amounts receivable from reinsurers for claims incurred	164,618	37,559
Net expenses from reinsurance contracts held	51,694	(25,012)
Insurance service result – IFRS 17	6,511,465	4,948,687
Broker activities operations	1,947,987	814,906
Income from insurance activities	8,459,452	5,763,593

10.	MUTUAL FUNDS

As of March 31, 2025 and December 31, 2024, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth, and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Premier Renta C.P. Pesos	929,768,846	1,088,036,662	927,757,713	1,085,936,853	29,537,252,670	37,855,465,497
Premier Renta Plus en Pesos	5,537,495	6,202,722	5,512,603	6,036,705	40,681,885	43,958,215
Premier Renta Fija Ahorro	137,767,022	140,385,763	136,293,757	138,580,030	6,194,060,412	5,655,719,913
Premier Renta Fija Crecimiento	27,483,481	34,334,430	27,465,427	34,312,662	6,786,994,442	8,317,856,855
Premier Renta Variable	18,218,437	23,650,244	17,998,274	23,511,316	16,488,795	18,349,372
Premier FCI Abierto Pymes	11,178,968	11,687,114	11,154,264	11,542,769	136,764,335	139,528,670
Premier Commodities	5,209,030	3,886,423	5,148,106	3,846,933	21,299,522	16,554,885
Premier Capital	30,295,073	32,043,847	30,041,425	31,731,082	750,002,895	273,412,236
Premier Inversion	2,023,402	2,208,917	2,020,346	2,206,180	190,492,472	199,211,087

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Premier Balanceado	-	1,921	-	849	-	-
Premier Renta Mixta	14,056,848	12,995,032	12,521,625	12,947,641	414,429,996	421,471,713
Premier Renta Mixta en USD	12,945,563	17,092,644	12,845,693	16,982,788	12,564,037	15,844,726
Premier Performance en USD	68,650,681	101,080,657	67,984,879	100,127,827	45,679,738	60,957,323
Premier Global USD	173,968	228,679	173,968	223,075	157,652	185,545
Premier Estratégico	17,390,249	18,008,671	17,373,630	17,991,804	832,710,848	832,710,848
Premier FCI Sustentable ASG	705,423	633,122	638,527	628,319	212,223,685	207,677,759

11.	ADDITIONAL INFORMATION REQUIRED BY THE CENTRAL BANK

11.1. Contribution to the deposit insurance system

Law No, 24485 and Decree No, 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No, 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020. As of January 1st, 2023 with the appearance of Communication “A” 7661, the limit is established at $6,000. As of April 1st, 2024 with the appearance of Communication “A” 7985, the new limit is established at $25,000.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1st, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*), Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate, The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency based on contributions made to such fund.

(*) Enforced on April 17, 2020, pursuant to provision “A” 6460, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1.3 times such rate-or the reference rate plus five percentage points – the highest of both –, except for fixed-term deposits in pesos arranged at the minimum annual nominal rate published by the Argentine Central Bank as provided in point 1.11.1. of the regulations on “Term deposits and investments.” Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be conducted by said institution. Effective April 1, 2024, the reference rates will be calculated based on the moving average of the last five banking business days of deposit rates for fixed-term deposits in pesos up to 50,000 and in foreign currency up to USD 100, as determined by the survey conducted by the BCRA.

The above detailed imports are nominal.

11.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	03/31/2025	12/31/2024
Special guarantee accounts in the Argentine Central Bank	58,719,193	58,925,798
Guarantee deposits for term operations	8,656,595	85,129,771
Guarantee deposits for credit cards transactions	11,545,028	12,575,167
Other guarantee deposits	3,892,161	31,012,071
	82,812,977	187,642,807

As of March 31, 2025, and December 31, 2024, within restricted availability assets are $ 35,576,590 and $9,218,798 respectively, forward purchases through repo transactions.

11.3. Compliance of provisions issued by the National Securities Commission

11.3.1.  Arrangements for operating as an open market agent

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Considering the operations currently conducted by the Entity, and in accordance with the distinct categories of agents established by General Resolution N° 622/13 of the National Securities Commission, it is registered with that body for the category of Settlement Agent, Compensation, and Integral Negotiation Agent.

It is also reported that as of December 31, 2024 and 2023 the Entity’s equity exceeds the minimum equity required by this standard to function as an open market agent, which amounts to to $ 656,609 and $ 664,286 respectively. The liquid counterpart required by the regulation amounts to $ 328,304 and $ 332,142 thousand respectively and is constituted through the current account in pesos opened in the BCRA whose balance amounted to $ 250,000,000 and $ 184,567,494 as of March 31, 2025 and December 31, 2024 respectively.

Moreover, in compliance with the aforementioned general resolution, the property located at 330 Reconquista Street in the Autonomous City of Buenos Aires, with a residual book value of $8,354,042 as of March 31, 2025, and December 31, 2024, is designated for the development of Open Market operations.

11.3.2. Resolution N° 629 of the National Securities Commission

In compliance with the provisions of General Resolution N° 629 of the CNV, it is clarified that the trade books and corporate books are kept at the registered office (Reconquista 330 of the Autonomous City of Buenos Aires) according to the following detail:

-  Diario (Registro de Habilitación de Medios Ópticos y sus correspondientes soportes ópticos -CD y DVD-) since 1 of October 2009.

-  Inventory book as of December 31, 2018.

-  Balance sheet as of December 31, 2002.

-  Book of Board Proceedings from February 24, 2007 to date.

-  Register of Shares and Attendance at Meetings from May 30, 2001 to date.

-  Book of Minutes of Meetings from May 27, 1999 to date.

-  Book of Minutes of the Audit Commission since August 13, 2004.

-  Book of Audit Committee from February 18, 2015.

With regard to the securities and open market books, they are located at the registered office mentioned above in accordance with the following details:

-  Registry of Agent Orders since June 5, 2024.

-  Register of Operations since June 18, 2024.

-  Cash book from June 6, 2024.

The books preceding those mentioned above, which contain transactions prior to the date indicated in each case, are under the custody of the company Adea S.A. whose warehouse is located at Ruta provincial No. 36, Km 31,500 Forest locality, Florencio Varela Party of the Province of Buenos Aires.

The supporting documentation of the accounting and management operations of the Entity up to 2 (two) months before the current one, is in each branch, and with more than this time period is under the custody of the company AdeA S.A.

11.4 Financial Trusts

The detail of the financial trusts in which Grupo Supervielle acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of March 31, 2025:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva	09/12/2018	The duration of this ESCROW AGREEMENT shall be 24 months from 12/09/2018, or until the termination of payment obligations by Disbursements (the "Termination	-	-	Those originally mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP	Interconexión Electrica Rodeo S.A.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

San Juan - ET Rodeo Iglesia

Date"). After 30 (thirty) days from the end of the term of the TRUST Contract without the Parties having agreed to an Extension Commission, the TRUST shall be extinguished without possibility of extension, collecting the TRUSTEE from the Fiduciary Account, the sum of pesos equivalent to U$D 6,000 (United States dollars six thousand) at the current buyer exchange rate in Banco Supervielle as a penalty. At present, Interconexión Eléctrica Rodeo S.A. is negotiating the proposal of the Commission for the Extension and Prolongation of the Trust Contract

S.A., MERCADOS ENERGÉTICOS, DISERVEL S.R.L.) and the suppliers of works, goods and services included in the Project, to be appointed by the trustee with the prior consent of the principal

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	08/06/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	01/09/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626

11.5. Issue of negotiable debt securities

Negotiable non-subordinated bonds

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

As of 22 September 2016, The Ordinary and Extraordinary General Assembly of Banco Supervielle S.A. decided to approve the creation of a Global Program for the Issuance of Negotiable Bonds up to a maximum amount in circulation at any time during the duration of the program of U$S 800,000. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016.On March 6, 2018, the expansion of the Global Negotiable Bonds Program for U$S 2,300,000 was approved by an assembly meeting. On 16 April 2018, the CNV approved the increase of the Program by resolution Nr 19.470. On April 26, 2021, the Ordinary and Extraordinary Shareholders' Meeting resolved to reduce the amount of the Program to US$300,000 (or its equivalent in other currencies or units of value) and extend the term of the Program for an additional five years. On July 20, 2021, the CNV approved the reduction of the amount and extension of the Program through Resolution DI-2021-39-APN-GE#CNV.

Registration CNV frequent issuer scheme

On August 6, 2018, the Board of Directors of Banco Supervielle S.A. decided to request the National Securities Commission (the "CNV") to register the Bank as a frequent issuer of marketable bonds. This request was authorized by the CNV through Resolution No. 19.958 dated 27 December 2018. The Bank is registered with the CNV as a frequent issuer of Marketable Bonds under the number 03. At the meeting of the board of directors of the society on 7 March 2019, The Bank’s ratification was approved in the Frequent Issuer Regime and at the Board meeting on December 2, 2019 it was decided to allocate the maximum amount of U$S 300,000 corresponding to the Global Program for the Issuance of Negotiable Bonds by up to U$S 2,300,000, the bank is in the process of reducing the maximum amount of this Program. The CNV approved this ratification through Resolution DI-2020-11-APN-GE #CNV dated February 11, 2020. At present, the Bank’s frequent issuer status is not in force.

On August 2, 2024, Banco Supervielle S.A. issued its class H negotiable debts at a variable rate with maturity on August 2, 2025 (12 months from the date of issue and settlement), for a nominal value of $20,877,777. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Corporate Debt are issued under your global program of non-convertible, unsubordinated marketable bonds with a nominal value of up to $300,000 (or its equivalent in other currencies and/or units of value).

Interest on Class H Corporate Debt, at a nominal annual variable rate equivalent to the sum of the Private Bank’s Badlar rate plus a mark of 5.25%, shall be payable quarterly on the following dates: 2 November 2024, 2 February 2025, May 2025 and on the expiry date of 2 August 2025.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

On November 4, 2024, $2,342,101 was paid corresponding to the first quarterly interest payment of the Class H Debt. On February 4, 2025 and May 5, 2025, $2,099,086 and $1,794,712 were paid respectively corresponding to the quarterly interest payments of the Class H Debt.

The principal of Class H Corporate Debt shall be paid in full at maturity date.

On November 28, 2024, Banco Supervielle S.A. issued its class I Corporate Debt at a fixed rate of 4.70% with maturity on May 28, 2025 (6 months from the date of issue and settlement), for a nominal value of US dollar $30,000. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016. Corporate Debt are issued under your global program of non-convertible, unsubordinated debt securities with a nominal value of up to $300,000 (or its equivalent in other currencies and/or units of value). The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

The principal and interest on the Class I Negotiable Debt will be paid in full in a single payment, to be made on the maturity date.

On January 14, 2025, Banco Supervielle S.A. issued its Class J Negotiable Debts at a fixed rate of 4.18%, maturing on July 14, 2025 (6 months from the date of issue and settlement), for a nominal value of US$50,000. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

The principal and interest on the Class J Negotiable Debt will be paid in full in a single payment, to be made on the maturity date.

On February 7, 2025, Banco Supervielle S.A. issued its Class K Debt at a fixed rate of 4.15%, maturing on August 7, 2025 (6 months from the date of issue and settlement), for a nominal value of US$28,382. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

The principal and interest on the Class K Negotiable Debt will be paid in full in a single installment on the maturity date.

On February 7, 2025, Banco Supervielle S.A. issued its Class L Negotiable Debt at a variable rate equivalent to the sum of the Tamar rate for private banks plus a 2.75% margin, maturing on February 7, 2026, for a nominal value of $50,974,086. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

The principal of the Class L Negotiable Debt will be paid in full in a single payment, to be made on the maturity date, and interest will be payable quarterly on the following dates: May 7, 2025, August 7, 2025, November 7, 2025, and on the maturity date.

On May 7, 2025, $4,273,988 was paid, corresponding to the first quarterly interest payment on the Class L Negotiable Debt.

On March 7, 2025, Banco Supervielle S.A. issued its Class M Negotiable Debt at a variable rate equivalent to the sum of the Tamar rate for private banks plus a 2.75% margin, maturing on March 7, 2026, for a nominal value of $30,580,000. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

The principal of the Class M Negotiable Debt will be fully repaid in a single payment, to be made on the maturity date, and interest will be payable quarterly on the following dates: June 7, 2025, September 7, 2025, December 7, 2025, and on the maturity date.

The Negotiable Debt are issued under its global program of simple, unsubordinated, non-convertible negotiable bonds, for a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value).

The following is a detail of the issue of Banco Supervielle SA, in force on March 31, 2025 and December 31, 2024:

Date of ISSUE	Currency	Class No.	Amount	Amortization	Term Due	Date	Rate	Value Books
								03/31/2025	12/312024
8/2/2024	$	H	20,877,777	Due date	12 months	8/2/2025	Variable Badlar rate of private banks + 5,25%	21,906,989	21.851.921

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Date of ISSUE	Currency	Class No.	Amount	Amortization	Term Due	Date	Rate	Value Books
								03/31/2025	12/312024
11/28/2024	u$s	I	30,000	Due date	6 months	5/28/2025	Annual nominal fixed interest rate of 4.70%	32,700,526	33.689.721
1/14/2025	u$s	J	50,000	Due date	6 months	7/14/2025	Annual nominal fixed interest rate of 4.18%	54,076,272	-
2/7/2025	u$s	K	28,382	Due date	6 months	8/7/2025	Annual nominal fixed interest rate of 4.15%	30,603,781	-
2/7/2025	$	L	50,974,086	Due date	12 months	2/7/2026	Variable Tamar rate of private banks + 2,75%	52,198,718	-
3/7/2025	$	M	30,580,000	Due date	12 months	3/7/2026	Variable Tamar rate of private banks + 2,75%	31,149,400	-
							Total	222,635,686	55,541,642

11.6 Restrictions imposed on the distribution of dividends

The rules of the B.C.R.A. provide for the allocation to legal reserve of 20% of the profits shown in the income statement at the end of the fiscal year plus (or minus) the adjustments of previous financial years and less, if any, the accumulated loss at the end of the previous financial year.

This ratio applies irrespective of the relationship between the legal reserve fund and share capital. When the Legal Reserve is used to absorb losses, profits may be redistributed only when the value of the same reaches 20% of the capital plus the capital adjustment.

On the other hand, in accordance with the conditions established by the B.C.R.A., profits may be distributed only to the extent that positive results are obtained, after deducting from unallocated results, in addition to the Legal and Statutory Reserve, whose constitution is required, the following concepts: the difference between the book value and the market value of public sector assets and/or debt instruments of the B.C.R.A. not valued at market price, the sums triggered by court cases linked to deposits and the adjustments required by B.C.R.A. and external audit not accounted for.

It will be required to be able to distribute profits meet the minimum capital ratio. The latter, exclusively for this purpose, shall be determined by excluding from the assets and unallocated profit or loss the items mentioned above. In addition, existing allowances for minimum capital requirements, integration and/or position shall not be taken into account.

A capital conservation margin in addition to the minimum capital requirement of 3.5% of risk-weighted assets shall be maintained. This margin shall be integrated exclusively with Common Equity Tier 1, net of deductible items. The distribution of profit or loss is limited when the level and composition of the Entity’s computable liability for equity falls within the range of the capital conservation margin.

The B.C.R.A. decided that prior authorization should be given for the distribution of its results.

The B.C.R.A provided, with effect from January 1, 2024 until December 31, 2024, that financial institutions may distribute results for up to 60% of the accumulated results and subject to approval of that entity. In turn, this distribution may be made in three instalments in a homogeneous currency of each payment.

As indicated in note 14, as a result of the program to buy own shares at of March 31, 2025, the Company has 18,991,157 own shares in its portfolio. The cost of acquiring these amounted to 22,981,291 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) while such shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of that cost.

11.7. Accounts unedifying minimum cash integration compliance

As of March 31, 2025, and December 31, 2024, the minimum cash reserve was made up as follows:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Item (1)	03/31/2025	12/31/2024
Current accounts in the Argentine Central Bank	250,000,000	184,567,494
Sight accounts in the Argentine Central Bank	493,487,368	351,376,044
Special guarantee accounts at the B.C.R.A.	58,719,244	58,925,797
Total	802,206,612	594,869,335
(1)	These correspond to balances according to statements. The amounts as of December 31, 2024, have been restated.

It is worth mentioning that on those dates, the Group followed minimum cash integration requirements.

12.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what is reported in the financial statements as of December 31, 2024, and in Note 1.2.

13.	TURNOVER TAX

As of January 2020, January 2023 and January 2024, the fiscal authorities of the City of Buenos Aires (C.A.B.A.), the Province of Mendoza and the Province of Buenos Aires (PBA), respectively, began to tax with the ("IIBB") to the results from securities and instruments issued by the B.C.R.A. (hereinafter Leliqs/Notaliqs and Repo transactions, without distinction).

The B.C.R.A. initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the B.C.R.A., substantially altering the execution of national monetary and financial policy, The B.C.R.A. also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The B.C.R.A. has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the B.C.R.A. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the presentations made by the B.C.R.A., the Association of Argentine Banks (ABA), the Association of Banks of Argentina (ADEBA) and most financial institutions operating in these provinces. They also brought actions for unconstitutionality on the rules, which are still pending resolution by the CSJN.

Based on the above, the Entity considers that the fundamentals underpinning the non-taxability of this type of instruments are sound and supported by expert opinions of its own and third-party specialists, we estimate the probabilities of a favorable outcome to our majority position. Therefore, it has ceased to pay the tax on results generated by the operations of Leliqs and Passes in C.A.B.A. since April 2023 and by the operations of Passes in PBA since January 2024.

On September 30, 2023, the Act (C.A.B.A.) No. 6655 was published, which provides for the reduction of the IIBB rate to 0% or 2.85% for transactions involving passes and B.C.R.A. securities, as regulated and subject to the effective transfer of co-participation funds or as agreed with the National Government.

As of March 31, 2025 the Bank has automatic determinations from AGIP (Government Revenue Agency) for the period from June to August 2023, therefore, a contingency provision amounting to $ 31,606,605 has been constituted.

Finally, and in relation to the discussion in the province of Mendoza, we mention that pursuant to the publication of the General Resolution (ATM Mendoza) No. 70/2024 and what is set out in art. 17 of the same, we have requested the raid to the amounts duly determined, the reduction of the fine to the legal minimum and we have advanced with the payment of the sums claimed that amounted to $5,607. This raid was formally accepted by the ATM through Administrative Resolutions N° 198 and 533 of 2024.

As of the date of issue of these financial statements, we are working on the withdrawal of the action initiated against the Province of Mendoza before the Supreme Court of Justice.

14.	OWN SHARE PURCHASE PROGRAM

The Share Acquisition Program is detailed below (data in pesos are expressed in historical currency):

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

On July 20, 2022, the Company’s Board of Directors decided to approve a program for the acquisition of own shares with a maximum amount to be invested of 2,000,000 or the lower amount resulting from the acquisition up to 10% of the share capital. The price to be paid for the shares was up to US$2,20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share in Bolsas y Mercados Argentinos S.A. The Company could acquire shares for a period of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term approved by the Board. The approved share program did not imply an obligation on the part of the Group to acquire a certain number of shares.

On September 13, the Supervisory Board of Grupo Supervielle S.A. approved to amend point 5 of the terms and conditions of the plan for the acquisition of own shares approved on July 20, 2022, as follows: "5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share in Bolsas y Mercados Argentinos S.A.". The remaining terms and conditions remain in force as approved.

Subsequently, on December 27, 2022, the Supervisory Board of Grupo Supervielle S.A. approved to amend point 5 of the terms and conditions of the plan for the acquisition of own shares approved on July 20, 2022 as follows: "5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share in Bolsas y Mercados Argentinos S.A.". The remaining terms and conditions remain in force as approved.

In the statement of changes in equity, the nominal value of repurchased shares is shown as "own shares in portfolio" and their restatement as "full adjustment of own shares in portfolio". The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are cancelled or reissued, and is disclosed as "cost of treasury shares".

On 19 April 2024, the Supervisory Board of Supervielle approved a new program for the repurchase of Group shares in accordance with Article 64 of Law 26.831 and CNV rules. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Grupo Supervielle do not reflect the real value of the company’s assets nor their potential value.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The price to be paid for shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved".

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The maximum amount to be invested will be $8,000,000,000 (eight billion pesos) or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio" and "The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume experienced by shares within the period indicated in the two markets in which it operates (Argentine Stock and Markets and the New York Stock Exchange)".

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B shares under the second program, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The acquisition cost of these shares amounted to 22,981,291 thousand pesos. Pursuant to Title IV, Chapter III, Article 3, paragraph 11, item c of the CNV Regulations (N.T. 2013 and amended), while these shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves in the amount of said cost.

15.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic environment both nationally and internationally. Domestically, during the fourth quarter of 2024, the Gross Domestic Product grew 2.1% compared to the same quarter in 2023. This expansion was driven by exports (27.1%), private consumption (2.8%), investment (1.9%), and public consumption (0.5%). In seasonally adjusted terms, the Gross Domestic Product showed two consecutive quarters of contraction, with declines of 2.1% in the first quarter of 2024 and 1.7% in the second quarter of 2024. The third and fourth quarters of 2024 saw increases of 4.3% and 1.4%, respectively. Thus, 2024 closed with a year-on-year decline of 1.7%, less negative than estimated at the beginning of the year.

After closing 2023 with inflation at 25.5% in December, monthly inflation slowed during the first months of 2024: it reached 20.6% in January, 13.2% in February, 11.0% in March, 8.8% in April, and 4.2% in May. Between June and August, inflation remained above 4%, a floor that was breached in September (which saw inflation at 3.5%). In the final quarter of the year, inflation remained above 2%. In year-on-year terms, inflation slowed to 117.8%, having peaked at 289.4% in April 2024. At the beginning of 2025, price increases reached 2.1% in January, 2.4% in February, and 3.7% in March, accumulating an increase of 8.6% for the first quarter of the year.

Following the exchange rate jump in December 2023 and continuing through January 2025, the exchange rate maintained a monthly crawl of around 2%, before slowing to 1% monthly in February. The exchange rate fell from $810.70/US$ at the beginning of January 2024 to $1,073.87/US$ on March 31, 2025, according to BCRA Communication "A" 3500.

As of the last business day of 2024, International Reserves increased by US$6.539 billion, a result explained by foreign currency purchases from the private sector. To date, these purchases from the private sector totaled US$18.71 billion. During the first three months of 2025, the Central Bank lost reserves, reaching US$24.986 billion (US$4.626 billion below the figure recorded on December 31, 2024).

At the same time, private sector foreign currency deposits increased by US$16.073 billion between August 15 and October 31, as part of the government's money laundering measures. Since November 1, when the withdrawal of foreign currency was authorized, foreign currency balances have fallen by US$2.949 billion. As of the last business day of 2024, dollar deposits amounted to US$31.441 billion. During the first three months of 2025, dollar deposits declined slightly, totaling US$29.352 billion on March 31.

The Central Bank has implemented seven benchmark interest rate cuts throughout 2024. The rate was reduced from 100% at the beginning of the year to 32% in December. During 2025, the Central Bank reduced the rate again, placing it at 29%, a level it maintained for the remainder of the first quarter of the year.

As of July 22, the Central Bank stopped carrying out overnight passive repo operations, defining the Liquidity Fiscal Letters (LEFI) as the new liquidity regulation instruments within a new monetary framework. The benchmark rate has become that of the LEFI, securities issued by the Treasury whose rate is set by the Central Bank.

During 2024, the Non-Financial Public Sector posted a primary surplus of $10,405,810 million (equivalent to 1.8% of GDP). This result, net of interest payments, resulted in a positive financial result of $1,764,786 million (0.3% of GDP). This was explained by a 27.5% year-on-year drop in real primary spending, which exceeded the real decline in total revenue (-5.6% year-on-year). Furthermore, in the first quarter of 2025, the Non-Financial Public Sector recorded a primary surplus of $4,357,120 million and a positive financial result of $1,309,389 million.

In May 2024, the International Monetary Fund (IMF) announced that its staff had completed the eighth review of the Extended Facilities Agreement. This review was approved in June by the International Monetary Fund's Board of Directors, enabling the disbursement of approximately US$800 million. Furthermore, it was reported that all performance criteria for the first quarter had been met with margins, implying a better result than expected so far.

Looking ahead to 2025, the international landscape has become more complex. Trump's inauguration as the new president of the United States brought with it the start of tariff increases, although it is still unclear whether they will be permanent or if they are simply an element of pressure in the geopolitical negotiations. The short-term effect has been volatility in financial markets and could result in a resurgence of inflationary pressures, undermining economic activity not only in Argentina but globally.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

For its part, Argentina reached a new agreement with the IMF in April 2025, which brought with it an initial disbursement of US$12 billion, allowing the government to exit the exchange rate peg after 68 months. Thus, a floating rate regime for the US dollar has been in effect since April 14. Following its implementation, the peso devalued to the middle of the band, and in the following days, the Argentine currency strengthened slightly. It is still too early to assess its impact, but everything suggests that this measure will facilitate the arrival of new capital, allowing the Central Bank to rebuild reserves. However, the challenge is no less important in a legislative election year.

The financial sector has significant exposure to the Argentine public sector, through rights, government bonds, loans, and other assets. The Group’s exposure to the Argentine public sector is as follows:

03/31/2025
Central Bank + Repo Transactions	197,158,950
Treasury Bills	1,187,896,057
Total debt instruments	1,385,055,007
Loans to the Public Sector	4,841,198
Total exposure to the public sector	1,389,896,205
Percentage of total assets	26%
Percentage of shareholder´s equity	154%

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 "Financial Instruments".

The context of volatility and uncertainty resulting from the elections continues as of the date of issuance of these financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read considering these circumstances.

16.	SUBSEQUENT EVENTS

On May 7, 2025, the Company's Board of Directors approved a Stock Purchase Option Plan for certain key employees and officers of the Company and its subsidiaries, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024. The purpose of the Plan is to align the performance of key employees with the Company's strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders.

On May 12, 2025, Banco Supervielle S.A. issued its Class N bonds at a variable rate equivalent to the sum of the Tamar rate for private banks plus a 3.50% spread, maturing on November 12, 2025, for a par value of $48,196,837. The program was authorized by the National Securities Commission (CNV) through Resolution No. 18,376 dated November 24, 2016. The Negotiable Bonds are issued within the framework of its global program of simple and unsubordinated negotiable bonds, non-convertible into shares, for a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The principal of the Class N Negotiable Bonds will be fully repaid in a single payment, to be made on the maturity date, and interest will be payable quarterly on the following dates: August 12, 2025, and on the maturity date.

On May 22, 2025, Banco Supervielle S.A. increased the maximum amount of its Global Program for the issuance of non-convertible simple negotiable bonds from US$300 million to US$1 billion (or its equivalent in other currencies or units of value).

On May 26, 2025, Banco Supervielle S.A. issued its Class P negotiable bonds at a fixed rate of 4.50% maturing on November 26, 2025, for a nominal value of US$59,272, of which US$57,823 was paid in cash and US$1,449 was paid in kind. The program was authorized by the National Securities Commission (CNV) through Resolution No. 18,376 dated November 24, 2016. The Negotiable Bonds are issued within the framework of its global program of simple and non-subordinated negotiable bonds, non-convertible into shares, for a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The Class P Negotiable Bonds are subscribed for and integrated in: (i) cash, in US dollars in the Argentine Republic (MEP dollar); (ii) in kind, through the delivery of Class I Negotiable Bonds at the Exchange Ratio. The principal and interest of the Class P Negotiable Bonds will be paid in full in a single payment, to be made on the maturity date.

Furthermore, there are no events or transactions that occurred between the period-end date and the date of issuance of the condensed interim consolidated financial statements that could significantly affect the Company's equity, financial position, or results of operations as of the current period-end date.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of March 31, 2025 and December 31, 2024:

Items	HOLDING			POSITION
	Level of fair value	Book value 03/31/2025	Book value 12/31/2024	Level of fair value	Book value 03/31/2025	Final position
DEBT SECURITIES AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS
Of the country
Public bonds
Bono Tesoro Nacional Vto.30/06/25 U$S	1	27,904,318	3,342,232	27,904,318	-	27,904,318
Bono Nación $ Dual Vto 15/09/26	1	9,467,342	-	9,467,342	-	9,467,342
Letras Tesoro Cap $ Vto.10/11/25	1	5,394,917	-	5,394,917	-	5,394,917
Bono Tesoro Nacional $ Aj CER Vto 30/05/25	1	4,847,871	3,729,949	4,847,871	-	4,847,871
Bono Tesoro Nacional Aj CER Vto.30/06/25 $	1	8,154,888	591,957	8,154,888	-	8,154,888
Bono Tesoro Nacional $ Vto 15/12/25	1	3,504,296	12,273,881	3,504,296	-	3,504,296
Bono Tesoro BONCER 2% $ Vto.11/09/2026	1	5,746,232	2,173,599	5,746,232	-	5,746,232
Bono Rep. Arg. U$S STEP UP 2030	1	4,716,020	1,699,580	4,716,020	-	4,716,020
Bono Tesoro Nacional $ Cap Vto 13/02/26	1	4,671,666	20,765,655	4,671,666	-	4,671,666
Bono Nación $ Dual Vto 30/06/26	1	3,725,416	-	3,725,416	-	3,725,416
Others	1	14,135,969	137,076,885	11,398,866	-	11,398,866
Bono del Tesoro Boncer Vto 15/12/2025	1	1,320,176	-	1,320,176	-	1,320,176
Bontes $ A Desc Aj Cer V15/12/26	1	5,836,499	4,154,467	5,836,499	-	5,836,499
Lecap Vto 18/06/2025	1	12,985,890	25,268,840	12,985,890	-	12,985,890
Bono del Tesoro Boncer Vto 31/03/26	1	4,039,590	-	4,039,590	-	4,039,590
Bono del Tesoro Boncer Vto 31/05/2025	1	2,261,297	-	2,261,297	-	2,261,297
BONTES $ A DESC AJ CER Vto. 15/12/27	1	757,184	-	757,184	-	757,184
BONO TESORO NAC AJ CER V31/03/27 $ CG	1	999,189	-	999,189	-	999,189
Letras Rep Argentina Cap V15/08/25 $	1	3,969,915	-	3,969,915	-	3,969,915
Letras del Tesoro Cap $ V 31/10/25	1	11,137,417	-	11,137,417	-	11,137,417
Bono del Tesoro Boncer vto 31/10/25	1	491,733	-	491,733	-	491,733
Bono Rep Arg Aj Cer V30/06/26 $ Cg	1	2,157,956	1,753,860	2,157,956	-	2,157,956
Bono Tesoro Nacional Cap V.30/06/26 $ Cg	1	1,407,194	-	1,407,194	-	1,407,194
Letras del Tesoro Cap $ V28/04/25	1	3,577,230	15,526,152	3,577,230	-	3,577,230
Bono Nación Tasa Dual16/03/26 $ Cg	1	2,736,398	-	2,736,398	-	2,736,398
Letra del Tesoro Nacional Capitalizable En Pesos Con Vto 16/05/2025	1	509,765	-	509,765	-	509,765
Letra del Tesoro Nacional Capitalizable En Pesos Con Vto 30/05/2025	1	30,266	-	30,266	-	30,266
Letra del Tesoro Nacional Capitalizable En Pesos Con Vto 31/07/2025	1	1,911,524	-	1,911,524	-	1,911,524
Bono Nación Tasa Dual15/12/26 $ Cg	1	1,941,855	-	1,941,855	-	1,941,855
Bono del Tesoro Nacional Capitalizable En Pesos Con Vto 30/01/2026	1	1,310,030	1,966,220	1,310,030	-	1,310,030
Bono del Tesoro Nacional Capitalizable V17/10/2025 $ Cg	1	7	-	7	-	7
Bono Provincia Bs As Regs New U$S 2037	1	2	-	2	-	2
Bono Rep. Argentina Usd Step Up 2035	1	17,054	-	17,054	-	17,054
Lt Rep Argentina Cap V30/06/25 $ Cg	1	247,932	11,797,264	247,932	-	247,932
Lt Rep Argentina Cap V29/08/25 $ Cg	1	134,724	-	134,724	-	134,724
Letra Del Tesoro Nacional Capitalizable En Pesos Con Vto 16/04/2025	1	539,805	9,466,458	539,805	-	539,805

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 03/31/2025	Book value 12/31/2024	Level of fair value	Book value 03/31/2025	Final position
Bonos Del Tesoro Boncer 2.25% $ 2028 Cert.Gl.Perm	1	1,107	-	1,107	-	1,107
Bonos Rep. Arg. U$S Step Up V.09/07/35	1	110,858	117,626	110,858	-	110,858
Bonos Rep. Arg. U$S Step Up V.09/07/30	1	1,453,078	158,887	1,453,078	-	1,453,078
Global Rep. Argentina Usd 1% 2029	1	4,335	-	4,335	-	4,335
Global Rep. Argentina Usd Step Up 2041	1	29,757	-	29,757	-	29,757

B.C.R.A. Notes
Bopreal S.1 B Vto.31/10/27 U$S	1	522,851	492,703	522,851	-	522,851
Bopreal S.1 A Vto.31/10/27 U$S	1	299,955	283,027	299,955	-	299,955
Bopreal S.1 C Vto.31/10/27 U$S	1	105,177	101,639	105,177	-	105,177
Bopreal S.1 D Vto.31/10/27 U$S	1	105,177	101,158	105,177	-	105,177
Bopreal S.3 Vto.31/05/26 U$S	1	116,949	110,451	116,949	-	116,949
Bopreal S. 2 Vto.30/06/25 U$S	1	17,556	31,228	17,556	-	17,556

Private bonds
VDF Individual Milaires UVA Vto 26/12/28	2	3,577,826	3,828,451	3,577,826	-	3,577,826
ON Petroquimica U$S Cl.Q Vto.16/07/27	1	1,254,494	1,213,803	1,254,494	-	1,254,494
ON Telecom U$S CL.16 Vto.21/07/25	1	986,784	979,931	986,784	-	986,784
ON Petro Acon $ Cl.14 Vto.04/09/25	2	621,839	672,629	621,839	-	621,839
ON Cia Gen.Comb U$S V28/02/26	2	533,500	520,321	533,500	-	533,500
ON Banco de Servicios y Transacciones $ 18 Vto 17/06/25	2	507,704	1,097,246	507,704	-	507,704
ON Telecom CL.19 U$S Vto 17/11/26	1	493,150	-	493,150	-	493,150
ON PyME Sion Cl13 Vto18/01/27 Uva	2	414,594	420,852	414,594	-	414,594
ON P Argensun U$S Vto.14/12/26	2	393,014	395,578	393,014	-	393,014
ON Pan American Energy U$S 7 Vto.19/11/25	1	324,509	930,375	324,509	-	324,509
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	1	558	-	558	-	558
ON Banco Supervielle Clase H $ Tv 2/8/25	1	2,368,260	3,090,575	2,368,260	-	2,368,260
ON Banco Supervielle Clase I V.28/05/25 U$S Cg	1	1,817,967	618,844	1,817,967	-	1,817,967
ON Banco Supervielle Clase J V14/07/25 U$S Cg	1	366,182	-	366,182	-	366,182
ON Banco Supervielle Clase M V07/03/26 $ Cg	1	1,940,850	-	1,940,850	-	1,940,850
ON Loma Negra Vto. 11/03/2026	1	21	21	21	-	21
ON Loma Negra Vto. 21/12/2025	1	653	635	653	-	653
ON YPF Vto. 13/02/2026	1	6,778	6,559	6,778	-	6,778
ON YPF S.A. 23 Vto.25/04/25 U$S Cg	1	33,666	-	33,666	-	33,666
ON Vista Energy 20 V20/07/25 U$S Cg	1	26,602	-	26,602	-	26,602
Banco De Galicia Vto. 10/10/2028	1	9,001	-	9,001	-	9,001
ON ARCOR Vto. 07/10/2025	1	1	-	1	-	1
ON Edemsa Clase 4 Vto 29/11/2025	1	-	1,627,632	-	-	-
ON Cresud Cl 43 Badlar Vto 17/01/2025	1	-	350,911	-	-	-
ON Albanesi Cl 14 Badlar Vt 14/02/2025	1	-	685,432	-	-	-
ON Gemsa Cl 30 Uva Vt 08/03/2027	1	480,837	1,300,546	480,837	-	480,837
ON GEMSA XXVII UVA	1	569,958	-	569,958	-	569,958
ON TELECOM CL. 15 DLK 0% 02/06/26	1	490,030	-	490,030	-	490,030

Others	1	12,458,201	15,173,380	12,458,201	-	12,458,201

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 03/31/2025	Book value 12/31/2024	Level of fair value	Book value 03/31/2025	Final position

Total Debt securities with changes in results		185,033,346	285,897,439	182,296,243	-	182,296,243

OTHER DEBT INSTRUMENTS
Measured at fair value with changes in ORI
Of the country
Public bonds
LT Fiscal de Liquidez $ Vto 17/07/25	2	197,158,950	97,916,707	197,158,950	-	197,158,950
Bono Tesoro Nacional Vto.30/06/25 U$S	1	28,361,429	-	28,361,429	-	28,361,429
Bono Tesoro Nacional $ Aj CER Vto 30/05/25	1	17,101,500	-	17,101,500	-	17,101,500
Bono Nación $ Dual Vto 15/12/26	1	7,827,915	-	7,827,915	-	7,827,915
Bono Tesoro Nacional $ Cap Vto 13/02/26	1	3,932,358	-	3,932,358	-	3,932,358
TD P Muni Cba Gar 2024 S.1 $ Vto 09/09/26	1	217,385	233,216	217,385	-	217,385
Bono Tesoro Nacional $ Cap Vto 17/10/2025	1	23,816	117,406	23,816	-	23,816
Bono Rep. Arg. U$S STEP UP 2030	1	-	23,898,776	-	-	-

Private bonds
ON MSU Green Energy U$S Vto 20/12/28	1	5,440,257	5,594,483	5,440,257	-	5,440,257
Pagaré U$S Vto 17/09/2025	2	5,281,765	-	5,281,765	-	5,281,765
ON Edemsa Clase 1 UVA Vto.06/05/26	2	4,770,500	4,441,086	4,770,500	-	4,770,500
ON Genneia Clase 47 Vto 18/10/28 U$S	1	3,960,004	4,318,940	3,960,004	-	3,960,004
ON Oiltanking Ebytem Vto 01/11/28 U$S	1	3,246,466	3,390,256	3,246,466	-	3,246,466
ON YPF CL 35 U$S Vto 27/02/27	1	3,170,892	-	3,170,892	-	3,170,892
ON Cresud S31 Vto 15/11/28 U$S	1	3,091,921	3,389,306	3,091,921	-	3,091,921
VDFF Mercado Crédito 26 Vto 15/08/25 $	2	3,018,636	3,249,338	3,018,636	-	3,018,636
VDFF Mercado Crédito 28 $ Vto 15/11/25	2	2,496,440	2,688,615	2,496,440	-	2,496,440
VDFF Mercado Crédito 32 $ Vto 15/12/25	2	2,477,483	-	2,477,483	-	2,477,483
ON Gemsa Cl 30 Uva Vt 08/03/2027	1	784,787	-	784,787	-	784,787
ON PYME ALZ SEMILLAS 7 V29/09/25 SAN	1	175,133	-	175,133	-	175,133
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10	1	783,928	-	783,928	-	783,928
ON Edemsa Clase 4 Vto 29/11/2025	1	1,487,850	-	1,487,850	-	1,487,850
ON Banco Supervielle Clase L V07/02/2026 $	1	1,570,575	-	1,570,575	-	1,570,575
ON CA River Plate	1	514,865	-	514,865	-	514,865
ON Banco Supervielle Clase M V07/03/26 $ Cg	1	1,532,670	-	1,532,670	-	1,532,670
ON Banco Supervielle Clase J V14/07/25 U$S CG	1	1	-	1	-	1
Others	1	48,830,366	76,747,679	48,830,366	-	48,830,366

Measurement at amortized cost
Of the country
Public bonds
Bontes $ a Desc Aj CER Vto.15/12/26	-	240,847,989	174,481,654	246,479,460	-	246,479,460
Bono Tesoro Nac $ Aj CER Vto 31/03/27	-	127,824,957	-	127,824,957	-	127,824,957
Bono Nación $ Dual Vto 15/09/26	-	68,740,560	-	68,740,560	-	68,740,560
Bono Nación $ Dual Vto 30/06/26	-	68,341,693	-	68,341,693	-	68,341,693
Bono Nación $ Dual Vto 15/12/26	-	61,423,859	-	61,423,859	-	61,423,859

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 03/31/2025	Book value 12/31/2024	Level of fair value	Book value 03/31/2025	Final position
Bontes $ a Desc Aj CER Vto.15/12/25	-	42,639,678	43,962,391	44,207,493	-	44,207,493
Bono Rep Arg $ Aj CER Vto.30/06/26	-	38,809,846	38,421,264	38,809,846	-	38,809,846
Bono Nación $ Dual Vto 16/03/26	-	48,019,895	-	48,019,895	-	48,019,895
Bonte $ Vto.23/08/25	-	30,228,214	45,659,854	30,228,214	-	30,228,214
Bono Tesoro Nacionla $ Vto 15/12/25	-	26,427,500	12,242,104	26,427,500	-	26,427,500
Letras del Tesoro Nacional capitalizable en pesos Vto. 16/04/2025	-	8,177,919	1,490,711	8,177,919	-	8,177,919
Letras del Tesoro Nacional capitalizable en pesos Vto. 15/08/2025	-	333,993	324,187	333,993	-	333,993
Letras del Tesoro Nacional capitalizable en pesos Vto. 16/05/2025	-	4,393,674	55,366	4,393,674	-	4,393,674
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/05/2025	-	1,130,746	1,118,575	1,130,746	-	1,130,746
Bono del Tesoro Nacional Aj Cer V30/06/25 $ Cero Cupón	-	10,959,760	-	10,959,760	-	10,959,760
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 30/10/2026	-	320,848	-	320,848	-	320,848
Bono del Tesoro Nacional $ Cero Cupón Con Aj Cer Vto 31/03/2026	-	7,178,684	7,075,590	7,178,684	-	7,178,684
Letra del Tesoro Nacional Capitalizable En Pesos Con Vto 18/6/2025	-	154,031	-	154,031	-	154,031
Bono del Tesoro Nacional Cap En Pesos Vto 13/02/2026	-	496,964	504,344	496,964	-	496,964
Letra del Tesoro Nacional Capitalizable En Pesos Con Vto 28/4/2025	-	6,407,769	-	6,407,769	-	6,407,769
Letras del Tesoro Cap $ V30/05/25	-	9,740,328	-	9,740,328	-	9,740,328
Lecap Vto 31/7/25	-	1,635,338	-	1,635,338	-	1,635,338
Letras Del Tesoro Nacional Capitalizable En Pesos Vto. 12/09/2025	-	514,540	-	514,540	-	514,540

Others	-	170,326,502	363,473,323	170,326,502	-	170,326,502

Private bonds	-	-	-	-	-	-
Pagaré U$S Vto 13/05/25	-	533,092	549,822	533,092	-	533,092
Pagaré U$S Vto 18/10/24	-	266,243	289,058	266,243	-	266,243
FF Red Surcos XXXIII	-	156,827	248,356	156,827	-	156,827
Pagaré U$S Vto 24/04/25	-	213,744	220,493	213,744	-	213,744
Others /SGR	-	16	-	16	-	16

Total other debt securities		1,323,503,101	916,102,900	1,330,702,387	-	1,330,702,387
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
A3 Mercados S.A.	-	2,920,462	-	2,920,462	-	2,920,462
Ternium Arg S.A.Ords."A"1 Voto Esc	-	51,241	24,640	51,241	-	51,241
Holcim Arg	-	9,075	11,780	9,075	-	9,075
Aluar SA	-	3,100	3,408	3,100	-	3,100
Cedear SPDR Dow Jones Ind	-	2,702	2,691	2,702	-	2,702
Cedear Financial Select Sector	-	2,557	2,427	2,557	-	2,557
Cedear SPDR S&P	-	2,427	2,510	2,427	-	2,427
Cedear Ishares Msci Brasil	-	801	685	801	-	801
Grupo Financiero Galicia "B"	-	107,400	-	107,400	-	107,400
Metrogas "B" 1 Voto Escrit.	-	42,100	-	42,100	-	42,100
Bolsas Y Mercados Arg. $ Ord. (Byma)	-	17,394	-	17,394	-	17,394
Others	-	-	8,704	-	-	-

Measured at fair value with changes in ORI

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 03/31/2025	Book value 12/31/2024	Level of fair value	Book value 03/31/2025	Final position
Of the country
Others	3	612,239	714,788	612,239	-	612,239
Total equity instruments		3,771,498	771,633	3,771,498	-	3,771,498
Total		1,512,307,945	1,202,771,972	1,516,770,128	-	1,516,770,128

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of March 31, 2025, and December 31, 2024 balances of loans and other financing are the following:

	03/31/2025	12/31/2024
COMMERCIAL PORTFOLIO

Normal situation	965,957,224	1,150,078,293
-With "A" Preferred Collateral and Counter-guarantees	28,044,121	12,008,291
-With "B" Preferred Collateral and Counter-guarantees	39,016,562	41,200,548
- Without Preferred Collateral nor Counter-guarantees	898,896,541	1,096,869,454

Subject to special monitoring
- Under Observation	6,044,578	13,209,698
-With "A" Preferred Collateral and Counter-guarantees	162,255	-
-With "B" Preferred Collateral and Counter-guarantees	5,666,108	5,632,354
- Without Preferred Collateral nor Counter-guarantees	216,215	7,577,344

With problems	-	9,325,339
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	5,238,581
- Without Preferred Collateral nor Counter-guarantees	-	4,086,758

High risk of insolvency	10,736,682	350,704
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	8,977,183	62,743
- Without Preferred Collateral nor Counter-guarantees	1,759,499	287,961

Uncollectible	434,976	3
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	434,976	3

TOTAL COMMERCIAL PORTFOLIO	983,173,460	1,172,964,037

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	03/31/2025	12/31/2024
CONSUMER AND HOUSING PORTFOLIO

Normal situation	1,606,289,446	1,474,397,235
-With "A" Preferred Collateral and Counter-guarantees	41,374,569	32,256,899
-With "B" Preferred Collateral and Counter-guarantees	406,209,012	434,530,968
- Without Preferred Collateral nor Counter-guarantees	1,158,705,865	1,007,609,368

Low Risk	57,164,897	28,740,800
-With "A" Preferred Collateral and Counter-guarantees	502,958	223,961
-With "B" Preferred Collateral and Counter-guarantees	17,804,718	12,495,252
- Without Preferred Collateral nor Counter-guarantees	38,857,221	16,021,587

Medium Risk	25,272,322	13,431,965
-With "A" Preferred Collateral and Counter-guarantees	25,412	120,366
-With "B" Preferred Collateral and Counter-guarantees	7,635,100	3,075,049
- Without Preferred Collateral nor Counter-guarantees	17,611,810	10,236,550

High Risk	13,036,119	8,841,241
-With "A" Preferred Collateral and Counter-guarantees	22,703	10,924
-With "B" Preferred Collateral and Counter-guarantees	3,859,147	2,564,876
- Without Preferred Collateral nor Counter-guarantees	9,154,269	6,265,441

Uncollectible	3,015,245	2,321,779
-With "A" Preferred Collateral and Counter-guarantees	12,311	15,623
-With "B" Preferred Collateral and Counter-guarantees	775,691	453,000
- Without Preferred Collateral nor Counter-guarantees	2,227,243	1,853,156

	1,704,778,029	1,527,733,020
TOTAL CONSUMER AND HOUSING PORTFOLIO	2,687,951,489	2,700,697,057
TOTAL GENERAL(1)	1,606,289,446	1,474,397,235

(1) Conciliation with Statement of Financial Position:
Loans and other financing	2,399,782,749	2,356,127,385
Other debt securities	1,323,503,101	916,102,900
Off-balance sheet items	131,289,322	186,803,555
More Allowances for loan losses	80,167,048	57,975,394
More IFRS adjustments not computable for statement of debtors' position	715,161	(25,125)
Less Public Bonds valued at Amortized Cost	(1,247,505,892)	(816,287,052)
Total	2,687,951,489	2,700,697,057

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of March 31, 2025 and December 31, 2024 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	03/31/2025		12/31/2024
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	225,440,946	8.4%	261,916,585	9.7%
50 following largest customers	306,199,442	11.4%	414,356,373	15.3%
100 following largest customers	254,215,340	9.5%	293,297,489	10.9%
Rest of customers	1,902,095,761	70.8%	1,731,126,610	64.1%
TOTAL	2,687,951,489	100.0%	2,700,697,057	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of March 31, 2025 the breakdown of loans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	4,618,548	66,792	-	66,792	133,583	200,375	5,086,090
Financial Sector	-	4,301,811	463,128	695,110	1,252,247	1,979,869	4,101,518	12,793,683
Non-financial private sector and residents abroad	38,427,435	1,098,395,953	698,209,571	830,246,205	1,197,367,479	1,519,676,038	1,924,994,775	7,307,317,456
TOTAL	38,427,435	1,107,316,312	698,739,491	830,941,315	1,198,686,518	1,521,789,490	1,929,296,668	7,325,197,229

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment for the period ended March 31, 2025, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					Accumulated	Disposals	Of the period	At the end of the period	03/31/2025	12/31/2024
Cost model
Furniture and facilities	35,675,249	10	235,212	17,771	(31,040,752)	(5,867)	(301,974)	(31,348,593)	4,579,639	4,634,497
Machinery and equipment	129,820,871	10	136,268	(883)	(114,923,893)	-	(1,481,604)	(116,405,497)	13,550,759	14,896,978
Vehicles	3,862,526	5	156,595	(169,760)	(1,874,878)	129,129	(186,445)	(1,932,194)	1,917,167	1,987,648
Right of Use Assets	21,736,817	50	3,359,165	(2,715,618)	(13,130,255)	2,713,563	(2,386,751)	(12,803,443)	9,576,921	8,606,562
Construction in progress	13,828,582	-	794,316	(2,405,251)	-	-	-	-	12,217,647	13,828,582
Revaluation model
Land and Buildings	74,526,901	50	-	(9,020)	(7,809,494)	-	(319,300)	(8,128,794)	66,389,087	66,717,407
Total	279,450,946		4,681,556	(5,282,761)	(168,779,272)	2,836,825	(4,676,074)	(170,618,521)	108,231,220	110,671,674

Movements in investment properties for the period ended March 31,2025 and December 31,2024 were as follows:

Item	At the beginning of the period	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying 03/31/2025	Net carrying 12/31/2024
						Accumulated	Disposals	Of the period	At the end of the period
Cost model
Rent building	2,823,069	-	-	-	-	(1,138,102)	-	(71,258)	(1,209,360)	1,613,709	1,684,966
Measurement at fair value
Rent building	83,686,857	-	-	-	-	-	-	-	-	83,686,857	83,686,857
Total	86,509,926	-	-	-	-	(1,138,102)	-	(71,258)	(1,209,360)	85,300,566	85,371,823

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Movements in intangible assets for the period ended March 31, 2025 and December 31, 2024 were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation			Net carrying
					At the beginning of the period	Disposals	Of the period	At the end of the period	03/31/2025	12/31/2024
Measurement at cost
Goodwill	63,898,666	-	-	-	-	-	-	-	63,898,666	63,898,666
Brands	4,329,444	-	-	-	-	-	-	-	4,329,444	4,329,444
Other intangible assets	300,393,317	-	4,968,435	(46,851)	(188,383,585)	-	(7,984,242)	(196,367,827)	108,947,074	112,009,732
TOTAL	368,621,427	-	4,968,435	(46,851)	(188,383,585)	-	(7,984,242)	(196,367,827)	177,175,184	180,237,842

Depreciation for the period is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of March 31, 2025 and December 31, 2024 the concentration of deposits is the following:

Number of customers	Deposits
	03/31/2025		12/31/2024
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	1,492,990,620	40.2%	1,222,203,088	35.5%
50 following largest customers	821,813,132	22.2%	746,407,977	21.7%
100 following largest customers	185,911,975	5.0%	189,682,399	5.5%
Rest of customers	1,208,947,857	32.6%	1,287,105,302	37.4%
TOTAL	3,709,663,584	100.0%	3,445,398,766	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of March 31, 2025:

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	116,172,438	18,522,616	-	-	-	-	134,695,054
Financial sector	232,626	-	-	-	-	-	232,626
Non-financial private sector and residents abroad	3,087,597,648	379,203,047	99,646,067	39,342,567	-	-	3,605,789,329
Liabilities at fair value through profit and loss	2,737,103	-	-	-	-	-	2,737,103
Derivatives	26,589	-	-	-	-	-	26,589
Repo transactions	31,328,443	-	-	-	-	-	31,328,443
Other financial liabilities	170,257,886	1,316,222	1,771,994	2,798,198	2,630,960	909,144	179,684,404
Financing received from the Argentine Central Bank and other financial institutions	50,405,641	14,170,018	4,000,219	1,732,379	3,034,837	4,444,209	77,787,303
Unsubordinated debt securities	-	41,781,382	115,811,643	95,778,771	-	-	253,371,796
TOTAL	3,458,758,374	454,993,285	221,229,923	139,651,915	5,665,797	5,353,353	4,285,652,647

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of March 31, 2025 and December 31, 2024:

Items	As of March 31, 2025	As of March 31, 2025 (per currency)				As of December 31, 2024
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	568,673,590	556,875,355	7,304,409	59,536	4,434,290	486,402,920
Debt securities at fair value through profit or loss	40,753,248	40,753,248	-	-	-	23,646,223
Derivatives	-	-	-	-	-	142,913
Other financial assets	8,122,558	8,122,558	-	-	-	7,133,011
Loans and other financing	347,489,913	346,446,360	1,043,553	-	-	402,157,558
Other Debt Securities	103,670,876	103,670,876	-	-	-	110,683,905
Financial assets pledged as collateral	15,743,615	15,743,615	-	-	-	5,269,766
Other non-financial assets	858,642	858,642	-	-	-	913,901
TOTAL ASSETS	1,085,312,442	1,072,470,654	8,347,962	59,536	4,434,290	1,036,350,197

LIABILITIES
Deposits	886,849,299	880,817,350	6,031,949	-	-	924,243,067
Non-financial public sector	377,907	376,218	1,689	-	-	9,944,769
Financial sector	84	84	-	-	-	339
Non-financial private sector and foreign residents	886,471,308	880,441,048	6,030,260	-	-	914,297,959
Derivatives	26,589	26,589	-	-	-	-
Liabilities at fair value with changes in results	27,210,119	24,432,127	2,684,151	150	93,691	39,685,063
Other financial liabilities	34,355,484	33,370,482	985,002	-	-	19,018,022
Financing received from the Argentine Central Bank and other financial institutions	117,380,578	117,380,578	-	-	-	33,689,721
Unsubordinated debt securities	828,490	828,417	61	-	12	707,019
Other non-financial liabilities	1,066,650,559	1,056,855,543	9,701,163	150	93,703	1,017,342,892
TOTAL LIABILITIES

NET POSITION	18,661,883	15,615,111	(1,353,201)	59,386	4,340,587	19,007,305

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of March 31, 2025:

Items	Balances at the beginning of the period	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the period
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	53,511,126	5,399,849	6,453,691	13,902,459	(4,223,512)	75,043,613
Other financial institutions	38,828	(28,057)	-	-	(3,065)	7,706
SPNF and residents from abroad	53,472,298	5,427,906	6,453,691	13,902,459	(4,220,447)	75,035,907
Overdrafts	2,212,746	(545,649)	(471,057)	(84,063)	(174,647)	937,330
Promissory Notes	1,663,462	54,616	(737)	792,140	(131,293)	2,378,188
Mortgages	585,713	(2,594)	47,774	95,560	(46,229)	680,224
Automobile and other secured loans	6,623,593	361,316	1,225,216	6,415,453	(522,785)	14,102,793
Personal loans	27,651,414	3,131,505	4,635,903	4,327,464	(2,182,463)	37,563,823
Credit cards loans	9,728,419	2,145,531	2,438,064	2,054,398	(767,842)	15,598,570
Receivable from Financial leases	661,318	53,940	(40,034)	48,846	(52,196)	671,874
Other	4,345,633	229,241	(1,381,438)	252,661	(342,992)	3,103,105
Other debt securities	388,924	(46,964)	(6,199)	247,086	(30,697)	552,150
Eventual responsibility	227,909	(56,070)	-	81,469	(17,988)	235,320
Unused credit card balances	3,525,558	767,760	23,572	-	(278,264)	4,038,626
Checking account revocable agreements	321,877	118,783	(117,916)	-	(25,405)	297,339
Total of Allowances	57,975,394	6,183,358	6,353,148	14,231,014	(4,575,866)	80,167,048

GRUPO SUPERVIELLE S.A.

Informative review as of March 31, 2025

(expressed in thousands of pesos in homogeneous currency)

Brief description of the business and evolution of operations

The Company aims to position itself as a leader in the local financial business by offering innovative, inclusive, and accessible financial services. Its strategy, conducted through its different companies (banking and non-banking), allows access to each segment of the population with the product offer, the care model and the price/risk ratio required.

The result for the period ended March 31, 2025, shows a profit of 7,937,788 which represents an average return on equity of 3.5%. This result was mainly due to the results of our investments in companies.

The Ordinary Annual Shareholders' Meeting held on April 22, 2025 approved the allocation of profit for the year ended December 31, 2024 as follows: (i) legal reserve for thousands of pesos $ 6,784,359, (ii) optional reserve for thousands of pesos $ 101,765,394 and (iii) reserve for future dividends for thousands of pesos $ 27,137,439, subsequently disallowed for the payment of dividends.

Grupo Supervielle S.A. is the controlling company of the economic group as of March 31, 2025 and December 31, 2024, it had the following direct plus indirect shareholdings in its controlled companies:

Company	Main Activity	Interest in capital stock
		03/31/2025	12/31/2024
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.U.F e I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Informative review as of March 31, 2025

(expressed in thousands of pesos in homogeneous currency)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 periods of experience operating in Argentina. Supervielle focuses on delivering quick solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, Grupo Supervielle shares have been listed on ByMA and NYSE.

The activities and results of Grupo Supervielle's subsidiaries are detailed below:

As of March 31, 2025, Banco Supervielle S.A. has assets amounting to 5,071.664,945, a net worth of 719,326,482 attributable to the owners of the parent company. The net result attributable to the owners of the holding company as of March 31, 2025 was loss de 4,226,491, mainly due to the financial margin and service margin.

Supervielle Asset Management S.A. is a Common Investment Fund Manager Company whose purpose is the promotion, management, and administration of common investment funds in accordance with the provisions of Law 24.083, its Regulatory Decree and any other legal or regulatory provision that covers such activity. The net result as of March 31, 2025 showed a profit of 3,993,294.

Sofital S.A.U.F e I. is a company whose main activity is to conduct financial operations and administration of securities. The net result as of March 31, 2025 showed a profit of 252,284.

Espacio Cordial de Servicios S.A. is a company whose object is the marketing of all kinds of goods and services related to insurance activities, tourism, health plans and/ or services and other goods and services. The net result as of March 31, 2025 showed a profit of 203,306.

Supervielle Seguros S.A., the insurance company of the Grupo Supervielle S.A., has a net worth of 21,354,246 and assets of 39,322,372. For the nine-month period ending March 31, 2025, showed a positive result of 6,501,600.

Micro Lending S.A.U., specializes in the marketing of collateral loans, particularly for used cars. As of March 31, 2025 reported a profit of 38,884.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online broker segment in Argentina, and a reference within the Fintech sector in the country. InvertirOnline S.A.U posted a profit of 4,489,425 as of March 31, 2025, and Portal Integral de Inversiones S.A.U. posted positive results of 645,846 as of December 31, 2024.

IOL Holding S.A. is a company that has shareholdings in other companies dedicated to providing stock exchange services at regional level. As of December 31, 2024, it had a positive result of 16,782,809.

Bolsillo Digital S.A.U. is a company dedicated to the marketing of products and services related to the management and processing of payments. As of March 31, 2025, the company had a negative result of 464.

Supervielle Agente de Negociación S.A.U. is a company whose main activity is to engage on its own or on behalf of third parties or associated with third parties, in the country or abroad, to function as an agent in the categories in which the National Securities Commission duly registers it. As of March 31, 2025, it had a negative result of 117,274.

Supervielle Productores Asesores de Seguros S.A. is a company whose object is to conduct the activity of intermediation, promoting the conclusion of life insurance contracts, patrimonial and previsionals. As of March 31, 2025, the company had a profit of 885,797.

ASSET STRUCTURE, RESULTS, STRUCTURE OF CASH FLOWS AND MAIN RATIOS.

The information regarding the condensed interim consolidated financial statements is presented in a comparative manner below.

Information as of March 31, 2025, and December 31, 2024, 2023, 2022, and 2021 expressed in homogeneous currency.

GRUPO SUPERVIELLE S.A.

Informative review as of March 31, 2025

(expressed in thousands of pesos in homogeneous currency)

Statement of Financial Position	03/31/2025	12/31/2024	12/31/2023	12/31/2022	12/31/2021
Total Assets	5,365,339,420	4,918,983,285	4,868,686,572	5,134,858,212	5,599,244,831
Total Liabilities	4,464,265,027	4,024,704,699	4,057,642,182	4,450,851,638	4,859,224,890
Shareholders’ Equity	901,074,393	894,278,586	811,044,390	684,006,574	740,019,941
Total Liabilities plus Shareholders’ Equity	5,365,339,420	4,918,983,285	4,868,686,572	5,134,858,212	5,599,244,831

Income Statement	03/31/2025	03/31/2024	03/31/2023	03/31/2022	03/31/2021
Net income from interest	148,369,956	332,798,863	147,929,647	150,859,151	155,432,959
Net income from commissions	53,916,376	40,870,968	47,441,660	46,937,623	48,914,703
Net income before income tax	10,184,573	112,892,299	10,219,784	(2,472,205)	3,053,373
Total comprehensive income attributable to owners of the parent company - Earnings	6,182,856	63,131,558	2,861,645	(4,909,566)	(6,016,291)

Consolidated Cash Flow Statement	03/31/2025	03/31/2024	03/31/2023	03/31/2022	03/31/2021
Total operating activities	(45,806,258)	37,461,411	36,165,780	(42,576,754)	28,688,247
Total investment activities	(9,243,840)	(6,529,532)	(6,781,355)	(6,920,842)	(4,941,080)
Total financing activities	188,274,528	6,165,852	(18,849,803)	(49,559,030)	(55,821,176)
Effect of changes in exchange rate	32,958,301	14,792,267	46,851,541	188,018,694	90,527,076
Effect of monetary gains from cash and cash equivalents	(74,872,883)	(175,890,325)	(70,958,176)	(211,492,425)	(107,486,868)
Net increase in cash and cash equivalents	91,309,848	(124,000,327)	(13,572,013)	(122,530,357)	(49,033,801)

EQUITY STRUCTURE. RESULTS. STRUCTURE OF GENERATION OR USE OF FUNDS. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	03/31/2025	12/31/2024	12/31/2023	12/31/2022	12/31/2021

Liquidity	24.78%	24.03%	16.25%	9.90%	15.40%
- Cash and cash equivalents (1)	919,407,800	828,097,952	595,182,880	277,813,856	443,676,380
- Deposits	3,709,663,584	3,445,398,766	3,662,038,314	2,806,693,792	2,880,407,712

Solvency	20.18%	22.22%	19.99%	15.37%	15.23%
- Shareholders Equity	901,074,393	894,278,586	811,044,390	684,006,574	740,019,941
- Total Liabilities	4,464,265,027	4,024,704,699	4,057,642,182	4,450,851,637	4,859,224,890

Immobilization of Capital	7.88%	8.47%	9.49%	7.4%	6.59%
-Immobilized Assets (2)	422,699,793	416,731,977	461,955,338	382,005,950	369,077,684
-Total Assets	5,365,339,420	4,918,983,285	4,868,686,572	5,134,858,213	5,599,244,831

(1) Includes cash, private and public securities quoted and shares in mutual funds.

(2) Includes: Investment property, property, plant and equipment, intangible assets, deferred income tax assets, other non-financial assets, inventories, non-current assets held for sale.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in

GRUPO SUPERVIELLE S.A.

Informative review as of March 31, 2025

(expressed in thousands of pesos in homogeneous currency)

accordance with the detailed in note 1.2.b), for financial years started on January 1st , 2018. Likewise, entities shall prepare their opening Financial Statements as from January 1st , 2017 to be used as comparative base of the financial year to start on January 1st , 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019, the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1st , 2020, the financial statements are prepared in constant currency. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1st, 2019.

Through Communication “A” 6430 and 6847, the B.C.R.A., established that Financial Entities must begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, as of the years beginning on January 1st, 2020, except for debt instruments of the Non-Financial Public Sector, which will be temporarily excluded from the scope of said provisions.

Additionally, the B.C.R.A. allows financial entities to classify dual bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with counterpart in OCI and at amortized cost, in accordance with the aforementioned in Note 1.1 of these financial statements.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the requirements, the following is set out:

●	the corporate purpose of Grupo Supervielle S.A. is exclusively to carry out financial and investment activities;
●	the investment in financial institutions and insurance company represents 82.3% of the assets of Grupo Supervielle S.A., being the main asset of the Company;
●	94.29% of Grupo Supervielle S.A. income comes from the participation in the financial institutions' and insurance company’s results.
●	Grupo Supervielle S.A. has a direct and indirect shareholding of 99.90% in Banco Supervielle S.A., and 100% in Supervielle Seguros S.A. which gives it control of the aforementioned entities.

Perspectives

For the year 2026, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

Separate Condensed Interim Financial Statements

For the three-month period ended on March 31, 2025, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2025 and December 31, 2024

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2025	12/31/2024
ASSETS
Cash and due from banks	3 y 5.1	285,119	288,096
Cash		-	-
Other local and financial institutions		285,119	288,096
Other financial assets	3, 5.2 and 7	278,392	358,088
Other debt securities	3, 5.3 and A	6,390,789	5,915,249
Current income tax assets		317,194	241,649
Investment in subsidiaries, associates, and joint ventures	4 and 5.4	869,499,861	863,727,968
Intangible Assets	G and 5.5	22,329,207	22,329,207
Deferred income tax assets		134,611	141,025
Other non-financial assets	5.6 and 7	662,240	740,352
TOTAL ASSETS		899,897,413	893,741,634

LIABILITIES
Other Non-Financial Liabilities	5.7 and 7	618,029	645,106
TOTAL LIABILITIES		618,029	645,106

SHAREHOLDERS' EQUITY
Capital stock	8	437,731	437,731
Capital Adjustments		601,790,318	601,790,318
Paid in capital		64,255,197	64,255,197
Own shares in portfolio		18,991	18,991
Comprehensive adjustment of shares in portfolio		9,436,756	9,436,756
Cost of treasury stock		(22,981,291)	(22,981,291)
Earnings Reserved		101,260,299	101,260,299
Reserve		135,778,704	(221,503)
Other comprehensive income		1,344,891	3,191,336
Net Income for the period		7,937,788	135,908,694
TOTAL SHAREHOLDERS' EQUITY		899,279,384	893,096,528
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		899,897,413	893,741,634

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For three-month period on March 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Notes	03/31/2025	03/31/2024
Interest income	5.8	506,234	3,989,175
Net interest income		506,234	3,989,175
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	5.9	20,246	876,787
Result from derecognition of financial asset measured at amortized cost		(3,286)	1,987,778
Difference in gold and foreign currency quotations		11,951	174,651
Financial and holding results		28,911	3,039,216
Subtotal		535,145	7,028,391
Other operating income	5.10	1,003,097	632,559
Result for exposure to changes in currency purchasing power		(577,499)	(12,663,375)
Impairment losses on financial assets		543	5,235
Net operating income		961,286	(4,997,190)
Personal expenses	5.11	(243,052)	(101,586)
Administrative expenses	5.12	(336,314)	(868,357)
Depreciation and impairment of non-financial assets	G	-	(237,933)
Other operating expenses	5.13	(46,085)	(761,774)
Net operating income		335,835	(6,966,840)
Profit or loss by subsidiaries, associates, and joint ventures	5.14	7,585,536	79,638,891
Profit before income tax		7,921,371	72,672,051
Income tax		16,417	(167,642)
Net profit for the period		7,937,788	72,504,409

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the three-month period on March 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2025	03/31/2024
NUMERATOR
Net income for the period attributable to owners of the parent company	7,937,788	72,504,409
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	7,937,788	72,504,409

DENOMINATOR
Weighted average of ordinary shares	437,731	442,622
PLUS: Weighted average of number of ordinary shares issued with dilution effect	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	437,731	442,622

Basic Income per share	18.13	163.81
Diluted Income per share	18.13	163.81

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the three-month period on March 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2025	03/31/2024
Net income for the period	7,937,788	72,504,409
Foreign currency translation adjustment	337,342	47,580
Foreign currency translation adjustment for the fiscal period	337,342	47,580
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	66,672	1,496,897
Income / (Loss) for the period from financial instrument at fair value through other comprehensive income	89,077	1,997,005
Income tax	(22,405)	(500,108)
Participation of Other Comprehensive (Loss) / Income of associates and joint ventures recorded through the utilization of the participation method	(2,158,946)	(10,872,635)
(Loss) / Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(2,158,946)	(10,872,635)
Total Other Comprehensive (Loss) / Income to be reclassified to profit or loss	(1,754,932)	(9,328,158)
Total Other Comprehensive (Loss) / Income	6,182,856	63,176,251
Total Comprehensive Income	6,182,856	63,176,251

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period on March 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2024	437,731	64,255,197	601,790,318	18,991	9,436,756	(22,981,291)	13,317,650	87,942,649	135,687,191	623,667	2,589,776	(22,107)	893,096,528
Other movements	-	-	-	-	-	-	-	-	91,513	(91,513)	-	-	-
Net income for the period	-	-	-	-	-	-	-	-	7,937,788	-	-	-	7,937,788
Other comprehensive results for the period	-	-	-	-	-	-	-	-	-	(2,158,946)	337,342	66,672	(1,754,932)
Balance on March 31, 2025	437,731	64,255,197	601,790,318	18,991	9,436,756	(22,981,291)	13,317,650	87,942,649	143,716,492	(1,626,792)	2,927,118	44,565	899,279,384

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period on March 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2023	442,672	66,710,222	601,790,323	14,050	6,981,728	(12,214,642)	-	10,184,221	121,399,910	15,478,360	1,502,322	(1,894,208)	810,394,958
Net income for the period	-	-	-	-	-	-	-	-	72,504,409	-	-	-	72,504,409
Other comprehensive results for the period	-	-	-	-	-	-	-	-	-	(10,872,635)	47,580	1,496,897	(9,328,158)
Balance on March 31, 2024	442,672	66,710,222	601,790,323	14,050	6,981,728	(12,214,642)	-	10,184,221	193,904,319	4,605,725	1,549,902	(397,311)	873,571,209

The accompanying notes and schedules are an integral part of the Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the three-month period on March 31, 2025 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2025	03/31/2024

CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	7,921,371	72,672,051

Adjustments to obtain flows from operating activities:
Results by associates and joint ventures	(7,585,536)	(79,638,891)
Depreciation and devaluation	-	237,933
Impairment losses on financial assets	(543)	(5,235)
Difference in gold and foreign currency quotations	(11,951)	(174,651)
Interest on loans and other financing	(506,234)	(3,989,175)
Result for exposure to changes in currency purchasing power	577,499	12,663,375
Net profit or loss on measurement of financial instruments at fair value with changes in profit or loss	(20,246)	(876,787)

(Increases) / decreases from operating assets:
Debt Securities at fair value through profit or loss	-	1,031,533
Other debt securities	1,916,938	22,953,411
Financial assets pledged as collateral	-	15,460
Other assets	(17,900)	1,440,147

Increases / (decreases) from operating liabilities:
Other liabilities	(27,072)	(333,914)
Income Tax Payments	(75,119)	(157,717)

NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES (A)	2,171,207	25,837,540

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of subsidiaries	(7,960)	(688,871)
Purchase of PPE, intangible assets and other assets	-	(173,133)

NET CASH USED IN INVESTING ACTIVITIES (B)	(7,960)	(862,004)

CASH FLOWS FROM FINANCING ACTIVITIES

Collections:
Dividends collected	-	11,033,765

NET CASH USED IN FINANCING ACTIVITIES (C)	-	11,033,765

EFFECTS OF EXCHANGE RATE CHANGES AND EXPOSURE TO CHANGES IN THE PURCHASING POWER OF MONEY ON CASH AND CASH EQUIVALENTS (D)	(441,854)	(2,722,566)
RESULT FROM EXPOSURE TO CHANGES IN THE PURCHASING POWER OF THE CURRENCY IN CASH AND EQUIVALENTS (E)	(123,694)	(9,766,158)
TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	1,597,699	23,520,577
Cash and cash equivalents at the beginning of the period (Note 2)	644,632	7,158,348
Cash and cash equivalents at the end of the period (Note 2)	2,242,331	30,678,925

The accompanying notes and schedules are an integral part of the Separate Consensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.	Basis of preparation

Grupo Supervielle S.A. (hereinafter "the Group"), is a company whose main activity is investment in other companies. Its main income comes from the distribution of dividends from these companies and from obtaining income from other financial assets.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial institution covered by Law No. 21.526 on Financial Institutions and subject to the regulations of the B.C.R.A. Therefore, the valuation and exposure guidelines used by that Entity have been adopted in accordance with the provisions of Title IV, Chapter I, Section I, article 2 of the 2013 Ordered Text of the National Securities Commission (C.N.V.).

These separate financial statements have been approved by the Company’s Board of Directors at its meeting on May 27, 2025.

1.1 Differences between the accounting framework established by the B.C.R.A. and IFRS

These separate condensed interim financial statements have been prepared in accordance with: (i) the provisions of International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34) and (ii) the accounting framework established by the Central Bank of Argentina (BCRA), which is based on IFRS Accounting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision, with the following exceptions:

●	temporary exemption from the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on non-financial public sector debt instruments.

If IFRS 9 had been applied to the debt instruments of the non-financial public sector, a net tax reduction of 11,164 million and 7,310 million would have been recorded in the Group’s assets as of  March 31, 2025 and December 31, 2024, respectively.

●	except for the provisions of Communication "A" 7014 dated 14 May 2020, where the B.C.R.A. has established that Public Sector debt instruments which financial institutions receive in exchange from others must be recognized initially at the book value held by the instruments delivered on the date of such exchange, without analyzing whether or not the derecognition criteria set out in IFRS 9 are met, or eventually recognizing the new instrument received at its market value as required by IFRS 9.

If IFRS 9 had been applied on the above issues, a net income tax reduction of 16,743 and 19,719 million would have been recorded in the Group’s equity as of March 31, 2025 and December 31, 2024.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of the events and transactions, occurred since the end of the last annual reporting period, that are significant to understand the changes in the financial position, the financial performance and cash flows of the Group with the objective of updating the information corresponding to the latest financial statements for the annual year ended December 31, 2024 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

The Group management has concluded that these financial statements reasonably present the financial position, financial performance, and cash flows.

The preparation of separate financial statements requires the Group to make estimates and assessments that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as income and expenses recorded for the period. In this sense, estimates are made to calculate, for example, projections for credit risk, useful lives of property, plant and equipment, depreciation and amortization, recoverable value of assets, the income tax charge, and the fair value of certain financial instruments. Actual future results may differ from the estimates and assessments made at the date of preparation of these separate financial statements.

Areas that involve a greater degree of judgement or complexity or areas where assumptions and estimates are material to consolidated financial statements are described in Note 2.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

As of the date of issue of these financial statements, they are awaiting transcription into the Inventory and Balance Sheet Book.

1.1.1 Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2. Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001, In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1st , 2002, Previous accounting measurements were expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B,O, 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T,O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1st, 2020. Therefore, these financial statements have been re-expressed as of March 31, 2025.

1.1.3. Comparative information

The balances for the year ended December 31, 2024 and the three months period ended March 31, 2024 that are presented in these separate condensed interim financial statements for comparative purposes arise from the financial statements at those dates which were prepared under the rules in force for that year/period. Certain figures in those financial statements have been reclassified to present information in accordance with the rules in force as of March 31, 2025.

It should be noted that, due to the restatement of financial statements in accordance with IAS 29 and as established by Communication "A" 7211, the Group adjusts the figures in the Statement of Financial Situation, Statement of Operations, Statement of Other Comprehensive Results and Statement of Changes in Equity and their respective notes as of March 31, 2025 and December 31, 2025 for the purpose of presenting them in a homogeneous currency.

1.1.4. Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes made during the period ended March 31 2025 are listed below, which had no significant impact on the Group’s consolidated financial statements.

Changes during the period ended March 31, 2025:

(a)	Amendments to IAS 21 - Lack of Interchangeability: The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

rate to be used and the information to be disclosed. The changes will be effective for the periods starting from January 1st, 2025 and allows for early application. The impact of applying this standard is not material.

The changes that have not entered into force as of March 31, 2025 are set out below:

Rules and interpretations that have not entered into force as of March 31, 2025:

a)	Sale or contribution of assets between an investor and its associate or joint interest - amendments to IFRS 10 and IAS 28: The IASB made limited changes to IFRS 10 "Entities consolidated financial statements" and IAS 28 "Investments in associates and joint ventures". The amendments clarify the accounting of sales or contributions of assets between investor and their associates and joint ventures. This confirms that the accounting treatment depends on whether the non-monetary assets sold or contributed to the associate or joint venture constitute a "business" (as defined in IFRS 3). The IASB decided to postpone the date of application of these amendments until the completion of the research project on the equity method. The Group does not expect any impact from the implementation of this standard.

1.1.5. Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a) a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;

(b) the temporal value of money; and

(c) the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●	If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

●	If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

●	If the financial instrument contains credit impairment, it is moved to “Stage 3”.

●	For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months, As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”), Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

●	Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition, ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

●	The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the key judgments and assumptions adopted by the Group for measurement of the PCEs, with respect to what was reported in the financial statements as of December 31, 2024.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.2. Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accounting framework set by the Argentine Central Bank requires the utilization of certain key accounting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements which play a key role in the understanding of underlying accounting/financial accounting reporting risks:

(a) Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in active markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being utilized to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b) Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty participates in making estimations using assumptions that are highly subjective and overly sensitive to the risk factors.

Note 1.1.5 of the consolidated financial statements provides more detail of how the expected credit loss allowance is measured.

(c) Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. The Group has requested appraisals for its properties as of December 31, 2024, recording devaluation in some of them, while for the rest of the categories of fixed assets and intangibles and goodwill, they have not been identified, indications of impairment for any of the periods/years presented in the consolidated financial statements.

(d) Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes. The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

2.	Cash due from banks

Cash and equivalents are the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	03/31/2025	12/31/2024	03/31/2024	12/31/2023
Cash and due from banks	285,119	288,096	2,416,542	3,956,594
Other financial assets	180,834	356,536	22,881,879	3,201,754
Other debt securities	1,776,378	-	5,380,504	-
Cash and cash equivalents	2,242,331	644,632	30,678,925	7,158,348

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	03/31/2025	12/31/2024	03/31/2024	12/31/2023
Cash and due from Banks
As per Statement of Financial Position	285,119	288,096	2,416,542	3,956,594
As per the Statement of Cash Flows	285,119	288,096	2,416,542	3,956,594
Other financial assets
As per Statement of Financial Position	278,392	358,088	23,127,045	3,203,202
Other financial assets not considered as cash equivalents	(97,558)	(1,552)	(245,166)	(1,448)
As per the Statement of Cash Flows	180,834	356,536	22,881,879	3,201,754
Other debt securities
As per Statement of Financial Position	6,390,789	5,915,249	11,836,533	22,541,238
Other financial assets not considered as cash equivalents	(4,614,411)	(5,915,249)	(6,456,029)	(22,541,238)
As per the Statement of Cash Flows	1,776,378	-	5,380,504	-

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged, or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, as of March 31, 2025 and December 31, 2024:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Portfolio of instruments at 03/31/2025	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other debt securities	175,133	783,928	-	959,061
Other financial assets	278,392	-	-	278,392
Total Assets	453,525	783,928	-	1,237,453

Portfolio of instruments at 12/31/2024	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other Debt securities	1,153,356	-	-	1,153,356
Other financial assets	358,088	-	-	358,088
Total Assets	1,511,444	-	-	1,511,444

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31, 2025 and December 31, 2024.

Other Financial Instruments as of 03/31/2025	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	285,119	285,119	285,119	-	-
Other Debt securities	5,431,728	5,422,346	5,422,346	-	-
Total Assets	5,716,847	5,707,465	5,707,465	-	-

Other Financial Instruments as of 12/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	288,096	288,096	288,096	-	-
Other Debt securities	4,761,893	4,810,126	4,810,126	-	-
Total Assets	5,049,989	5,098,222	5,098,222	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 03.31.2025	Book value at 12.31.2024
				Main Activity	Capital Stock	Shareholders’ equity
Banco Supervielle S.A.	Ord.	1	810,316,927	Commercial bank	834,348	719,326,482	699,474,422	704,823,966
Sofital S.A.U.F e I.	Ord.	1	21,543,880	Financial operations and securities. adm	21,544	31,502,923	22,595,759	22,370,645
Supervielle Asset Management S.A.	Ord.	1	1,336,915	Administration of the FCI	1,407	19,639,959	18,657,987	14,863,754
Espacio Cordial de Servicios S.A.	Ord.	1,000	1,273	Marketing of products and services	1,340	2,127,398	2,021,028	1,827,888
Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance Company	1,625	21,354,246	20,229,922	17,923,224
FF Fintech SUPV I	Ord.	-	1,460,720,149	Financial Trust	158,336	2,796,020	1,910,826	1,966,089
Micro Lending S.A.U.	Ord.	1	4,891,042	Financial investments	4,891	3,818,644	3,818,644	3,779,760
IOL Holding S.A.	Ord.	1	2,451,391,647	Financial activity	65,419,097	82,902,121	92,819,027	88,926,763
Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Insurance Broker	61,599	3,664,075	3,489,700	2,646,059
Supervielle Agente de Negociación S.A.U.	Ord.	1,000	55,027	Trading agent	55,027	4,482,547	4,482,546	4,599,820
Total Investments in subsidiaries, associates, and joint ventures							869,499,861	863,727,968

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

5.COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME
	03/31/2025	12/31/2024
5.1 Cash and due from banks
Financial institutions and correspondents	285,119	288,096
	285,119	288,096
5.2 Other financial assets
Investments in mutual funds	180,834	356,535
Miscellaneous Debtors	97,558	1,553
	278,392	358,088
5.3 Other debt securities
Unsubordinated debt securities	959,061	1,153,356
Public securities	5,431,728	4,761,893
	6,390,789	5,915,249
5.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	699,474,422	704,823,966
Sofital S.A.U.F e I.	22,595,759	22,370,645
Supervielle Asset Management S.A.	18,657,987	14,863,754
Espacio Cordial de Servicios S.A.	2,021,028	1,827,888
Supervielle Seguros S.A.	20,229,922	17,923,224
FF Fintech SUPV I	1,910,826	1,966,089
Micro Lending S.A.U.	3,818,644	3,779,760
Supervielle Broker de Seguros S.A.	3,489,700	2,646,059
Supervielle Agente de Negociación S.A.U.	4,482,546	4,599,820
IOL Holding S.A.	92,819,027	88,926,763
	869,499,861	863,727,968
5.5 Intangible Assets
Goodwill – Business combination	22,329,207	22,329,207
	22,329,207	22,329,207
5.6 Other non-financial assets
Retirement insurance	606,445	631,493
Other non-financial assets	55,795	108,859
	662,240	740,352
5.7 Other non-financial liabilities
Compensation and social charges payable	50,460	44,822
Miscellaneous creditors	64,711	234,529
Long-term incentive provision	502,858	365,755
	618,029	645,106

	03/31/2025	03/31/2024
5.8. Interest income
Interest earned	11	21
Result by tenure - Government bonds valued at cost	10,685	(346,133)
Profit from operations TP	-	211,355
Result by holding - marketable bonds	54,767	186,538
Profit per holding - TP at amortized cost	440,771	3,937,394
	506,234	3,989,175

5.9. Net from financial instruments at fair value through profit or loss
Income from mutual funds	20,246	886,709
Income from prommisory notes	-	(12,064)
Income from repo transactions	-	2,142
	20,246	876,787
5.10. Other operating income
Subsidiaries’ advisory fees	889,873	450,041
Royalties	1,177	604
Reassess retirement insurance contributions	10,316	49,124
Commissions from foreign sources	101,731	132,790

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2025	03/31/2024
	1,003,097	632,559
5.11. Personnel expenses
Personnel expenses	243,052	101,586
	243,052	101,586
5.12. Administration expenses
Bank expenses	822	679
Professional fees	68,203	150,706
Directors and syndics’ fees	162,002	238,143
Taxes, fees and contributions	11,609	21,743
Office expenses and services	14,023	26,221
Other expenses	79,657	430,865
	336,314	868,357
5.13. Other operating expenses
Turnover tax from Service Activities	44,553	22,531
Turnover tax from Financial Activities	1,532	20,197
Tax Bs. Personal Shares and Participations Soc	-	719,046
	46,085	761,774
5.14. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A.	(3,190,598)	73,082,856
Results from equity investment in Supervielle Asset Management S.A.	3,794,233	3,640,604
Results from equity investment in Espacio Cordial de Servicios S.A.	193,140	138,108
Results from equity investment in Supervielle Seguros S.A.	2,306,698	(982,110)
Results from equity investment in Sofital S.A.U.F e I.	225,114	1,770,277
Results from equity investment in Micro Lending S.A.U.	38,884	447,371
Results from equity investment in InvertirOnline S.A.U. and Portal Integral de Inversiones S.A.U.	-	1,991,366
Results from equity investment in FF Fintech S.A.	(63,224)	(325,915)
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	843,641	139,204
Results from equity investment in Supervielle Agente de Negociación S.A.U.	(117,273)	65,991
Results from equity investment in IOL Holding S.A.	3,554,921	(328,861)
	7,585,536	79,638,891

6.	COMPANIES ARTICLE 33 - GENERAL LAW OF COMPANIES AND RELATED ENTITIES

As of March 31, 2025 and December 31, 2024, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of participation		Percentage of participation
				03/31/2025		12/31/2024
				Direct	Direct and indirect	Direct	Direct and indirect
Banco Supervielle S.A. (1)	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U.F e I.	Controlled	San Martín 344,16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769 - Mendoza – Argentina (2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	Humboldt 1550, 2nd floor, Unidad Funcional 201, C.A.B.A., Argentina	Settlement and Clearing Agent	-	100.00%	-	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of participation		Percentage of participation
				03/31/2025		12/31/2024
				Direct	Direct and indirect	Direct	Direct and indirect
Portal Integral de Inversiones S.A.U.	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	-	100.00%	-	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1) Grupo Supervielle S.A. direct and indirect participation in the votes in Banco Supervielle S.A. amounts to 99.87% at 31/03/25 and 31/12/24.

(2 On October 21, 2021, by means of the Board of Directors' Act, the change of address of the registered office of the Company was resolved by setting it at Avda. Gral. San Martín 731, 1st floor, of the City of Mendoza. The same is pending registration in the Legal Persons and Public Registry of the Province of Mendoza.

(3) On 31 May 2023, the Board of Directors resolved the change of address for the Society’s registered office at San Martin 344, 16th floor in the Autonomous City of Buenos Aires. Registration with the IGJ pending

The capital movements of subsidiaries during 2024 and 2025 expressed in nominal currency in pesos are detailed below:

As resolved by the Board of Directors on March 26, 2024, Banco Supervielle S.A. made an irrevocable capital contribution to Play Digital S.A. in the amount of $102,748,121 by issuing 7,557,979 ordinary bearer shares with a nominal value of $1 each and entitled to 1 vote per share.

On May 13, 2024, Grupo Supervielle S.A. received an offer to buy and sell 100% of the shares in Invertir Online S.A.U. and Portal Integral de Inversiones S.A.U. from IOL Holding S.A. On May 15, 2024, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A., for USD 7,659,200 in cash. In turn, the shareholder´s meeting of IOL Holding S.A. approved the capitalization of the liabilities arising from the aforementioned sale.

Pursuant to the resolution of the Board of Directors on May 30, 2024, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of 10,000,000, through the issuance of 10,000,000 ordinary, registered, non-transferable shares, with a par value of $1 each, entitled to 1 vote per share.

The balance sheet and net results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As of March 31, 2025
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	5,071,664,945	4,352,338,463	719,326,482	(4,226,491)
Supervielle Asset Management S.A.	26,646,012	7,006,053	19,639,959	3,993,924
Sofital S.A.U.F e I.	31,515,726	12,803	31,502,923	252,284
Espacio Cordial de Servicios S.A.	2,991,694	864,296	2,127,398	203,306
Micro Lending S.A.U.	5,519,863	1,701,219	3,818,644	38,884
Portal Integral de Inversiones S.A.U. (3)	2,110,663	1,303,171	807,492	645,846
InvertirOnline S.A.U.	322,832,877	292,905,489	29,927,388	4,489,425
IOL Holding S.A. (3)	87,580,431	9,536	87,570,895	16,782,809
Supervielle Seguros S.A. (2)	39,322,372	17,968,126	21,354,246	6,501,600
Supervielle Productores Asesores de Seguros S.A.	4,598,812	934,737	3,664,075	885,797
Bolsillo Digital S.A.U.	8,757	-	8,757	(464)
Supervielle Agente de Negociación S.A.U.	22,207,621	17,725,074	4,482,547	(117,274)

(1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for nine months.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

(3) Balances as of December 31, 2024.

As of December 31, 2024
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	4,659,533,926	3,933,819,815	725,714,111	103,393,601
Supervielle Asset Management S.A.	21,884,256	6,238,221	15,646,035	15,323,256
Sofital S.A.U.F e I.	31,291,645	3,518	31,288,127	3,817,786
Espacio Cordial de Servicios S.A.	3,680,262	1,756,170	1,924,092	(300,667)
Micro Lending S.A.U.	5,659,532	1,879,771	3,779,761	3,196,422
Portal Integral de Inversiones S.A.U.	2,229,529	1,376,561	852,968	682,218
InvertirOnline S.A.U.	300,854,086	275,416,122	25,437,964	18,184,063
IOL Holding S.A.	87,580,431	9,536	87,570,895	16,782,809
Supervielle Seguros S.A. (2)	40,003,847	21,076,333	18,927,514	4,074,867
Supervielle Productores Asesores de Seguros S.A.	3,733,189	954,912	2,778,277	1,797,492
Bolsillo Digital S.A.U.	9,221	-	9,221	(38,641)
Supervielle Agente de Negociación S.A.U.	12,689,261	8,089,441	4,599,820	1,631,810

(1)  Equity and profit or loss attributable to owners of the parent are reported.

(2)  The result is reported for six months.

As of March 31, 2025 and December 31, 2024, balances with Grupo Supervielle S.A.‘s controlled are as follows:

Assets	03/31/2025	12/31/2024

Cash and due from banks
Banco Supervielle S.A.	27,515	29,444
InvertirOnline S.A.U.	18	21
	27,533	29,465

Other financial assets
Espacio Cordial Servicios S.A.	3,174	1,553
	3,174	1,553
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	708	739
	708	739

As of March 31, 2025 and 2024, results with Grupo Supervielle S.A. ‘s controlled are as follows:

	03/31/2025	03/31/2024
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	11	18
Interest on paid account– InvertirOnline S.A.U.	-	3
	11	21

Other operating income
Banco Supervielle S.A.	867,823	438,889
Sofital S.A.U.F e I.	1,391	704
Supervielle Asset Management S.A.	13,673	6,915
Espacio Cordial de Servicios S.A.	8,164	4,137
	891,051	450,645
Administrative expenses
Bank expenses – Banco Supervielle S.A.	137	343

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Rent – Banco Supervielle S.A.	7,248	9,644
Legal and accounting consultancy services	1,072	1,817
Fees for market operations - SAN	389	5,917
	8,846	17,721

7.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of March 31, 2025, is as follows:

	Other financial assets	Other non-financial assets	Current income tax assets	Deferred income tax assets/liabilities	Other non- financial liabilities
To expire
1er. Quarter	278,392	207,406	317,194	-	115,170
2nd. Quarter	-	-	-	-	-
3er. Quarter	-	-	-	-	-
4th. Quarter	-	-	-	-	-
More than one period	-	454,834	-	134,611	502,859
Subtotal to be expired	278,392	662,240	317,194	134,611	618,029
No time limit	-	-	-	-	-
Of expired term	-	-	-	-	-
Total	278,392	662,240	317,194	134,611	618,029
The fixed fee	-	-	-	-	-
The variable rate	180,834	-	-	-	-
No earn interest	97,558	662,240	317,194	134,611	618,029
Total	278,392	662,240	317,194	134,611	618,029

8.	CAPITAL STOCK

As of March 31, 2025 and 2024, the capital stock net of own shares held by 18,991 is the following:

Capital Stock	Nominal Value
Capital stock as of 03/31/2025	437,731
Capital stock as of 03/31/2024	442,672

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

The Share Acquisition Program is detailed below (data in pesos are expressed in historical currency):

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital, The price to be paid for the shares will be up to a maximum of US$2,20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022 as follows: “5, The price to be paid for the shares will be up to a maximum of US$2,70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5, The price to be paid for the shares will be up to a maximum of US$2,70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”, The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

On 19 April 2024, the Supervisory Board of the Supervielle Group approved a new program for the repurchase of Group shares in accordance with Article 64 of Law 26.831 and CNV rules. The Group decided to establish the Program considering the current national macroeconomic context and considering that the actions of the Grupo Supervielle do not reflect the real value of the company’s assets nor their potential value.

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $8,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $1,600.00 per Class B share and US$8.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The price to be paid for shares will be up to a maximum of $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved".

The terms and conditions for the acquisition of own shares under the Program were as follows: (i) maximum amount of investment: up to $4,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to be paid: up to $2,400.00 per Class B share and US$10.00 per ADR on the New York Stock Exchange, and (iv) time limit for acquisition: 120 days from the day following the date of publication of the information in the Boletín Diario de la Bolsa de Buenos Aires, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved the modification of the terms and conditions of the program for the acquisition of own shares as follows: "The maximum amount to be invested will be $8,000,000,000 (eight billion pesos) or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio" and "The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will consider the average daily transaction volume experienced by shares within the period indicated in the two markets in which it operates (Argentine Stock and Markets and the New York Stock Exchange)".

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B shares under the second program, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

9.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what was reported in the financial statements as of December 31, 2024.

10.	RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the General Companies Law, the bylaws and Resolution N° 195 of the National Securities Commission, 5% of the profits for the year plus (minus) the adjustments to the results of previous years must be transferred to the Legal Reserve, until the Reserve reaches 20% of the share capital.

As indicated in note 14, as a result of the program to buy own shares of December 31, 2024, the Company has 18,991,157 own shares in its portfolio. The cost of acquiring these amounted to 22,981,291 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) As long as these shares are held in the portfolio, there is a restriction on the distribution of unallocated earnings and free reserves for the amount of this cost.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

11.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic environment both nationally and internationally. Domestically, during the fourth quarter of 2024, the Gross Domestic Product grew 2.1% compared to the same quarter in 2023. This expansion was driven by exports (27.1%), private consumption (2.8%), investment (1.9%), and public consumption (0.5%). In seasonally adjusted terms, the Gross Domestic Product showed two consecutive quarters of contraction, with declines of 2.1% in the first quarter of 2024 and 1.7% in the second quarter of 2024. The third and fourth quarters of 2024 saw increases of 4.3% and 1.4%, respectively. Thus, 2024 closed with a year-on-year decline of 1.7%, less negative than estimated at the beginning of the year.

After closing 2023 with inflation at 25.5% in December, monthly inflation slowed during the first months of 2024: it reached 20.6% in January, 13.2% in February, 11.0% in March, 8.8% in April, and 4.2% in May. Between June and August, inflation remained above 4%, a floor that was breached in September (which saw inflation at 3.5%). In the final quarter of the year, inflation remained above 2%. In year-on-year terms, inflation slowed to 117.8%, having peaked at 289.4% in April 2024. At the beginning of 2025, price increases reached 2.1% in January, 2.4% in February, and 3.7% in March, accumulating an increase of 8.6% for the first quarter of the year.

Following the exchange rate jump in December 2023 and continuing through January 2025, the exchange rate maintained a monthly crawl of around 2%, before slowing to 1% monthly in February. The exchange rate fell from $810.70/US$ at the beginning of January 2024 to $1,073.87/US$ on March 31, 2025, according to BCRA Communication "A" 3500.

As of the last business day of 2024, International Reserves increased by US$6.539 billion, a result explained by foreign currency purchases from the private sector. To date, these purchases from the private sector totaled US$18.71 billion. During the first three months of 2025, the Central Bank lost reserves, reaching US$24.986 billion (US$4.626 billion below the figure recorded on December 31, 2024).

At the same time, private sector foreign currency deposits increased by US$16.073 billion between August 15 and October 31, as part of the government's money laundering measures. Since November 1, when the withdrawal of foreign currency was authorized, foreign currency balances have fallen by US$2.949 billion. As of the last business day of 2024, dollar deposits amounted to US$31.441 billion. During the first three months of 2025, dollar deposits declined slightly, totaling US$29.352 billion on March 31.

The Central Bank has implemented seven benchmark interest rate cuts throughout 2024. The rate was reduced from 100% at the beginning of the year to 32% in December. During 2025, the Central Bank reduced the rate again, placing it at 29%, a level it maintained for the remainder of the first quarter of the year.

As of July 22, the Central Bank stopped carrying out overnight passive repo operations, defining the Liquidity Fiscal Letters (LEFI) as the new liquidity regulation instruments within a new monetary framework. The benchmark rate has become that of the LEFI, securities issued by the Treasury whose rate is set by the Central Bank.

During 2024, the Non-Financial Public Sector posted a primary surplus of $10,405,810 million (equivalent to 1.8% of GDP). This result, net of interest payments, resulted in a positive financial result of $1,764,786 million (0.3% of GDP). This was explained by a 27.5% year-on-year drop in real primary spending, which exceeded the real decline in total revenue (-5.6% year-on-year). Furthermore, in the first quarter of 2025, the Non-Financial Public Sector recorded a primary surplus of $4,357,120 million and a positive financial result of $1,309,389 million.

In May 2024, the International Monetary Fund (IMF) announced that its staff had completed the eighth review of the Extended Facilities Agreement. This review was approved in June by the International Monetary Fund's Board of Directors, enabling the disbursement of approximately US$800 million. Furthermore, it was reported that all performance criteria for the first quarter had been met with margins, implying a better result than expected so far.

Looking ahead to 2025, the international landscape has become more complex. Trump's inauguration as the new president of the United States brought with it the start of tariff increases, although it is still unclear whether they will be permanent or if they are simply an element of pressure in the geopolitical negotiations. The short-term effect has been volatility in financial markets and could result in a resurgence of inflationary pressures, undermining economic activity not only in Argentina but globally.

For its part, Argentina reached a new agreement with the IMF in April 2025, which brought with it an initial disbursement of US$12 billion, allowing the government to exit the exchange rate peg after 68 months. Thus, a floating rate regime for the US dollar has been in effect since April 14. Following its implementation, the peso devalued to the middle of the band, and in the following days, the Argentine currency strengthened slightly. It is still too early to assess its impact, but

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

everything suggests that this measure will facilitate the arrival of new capital, allowing the Central Bank to rebuild reserves. However, the challenge is no less important in a legislative election year.

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 "Financial Instruments".

The context of volatility and uncertainty continues as at the date of issue of these separate financial statements.

The Group management continuously monitors the evolution of the variables affecting its business, in order to define its course of action and identify potential impacts on its financial position.

These separate financial statements should be read in the light of these circumstances.

12.	SUBSEQUENT EVENTS

On May 7, 2025, the Company's Board of Directors approved a Stock Purchase Option Plan for certain key employees and officers of the Company and its subsidiaries, pursuant to the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024. The purpose of the Plan is to align the performance of key employees with the Company's strategic objectives, strengthen talent retention, and incentivize the creation of long-term, sustainable value for shareholders.

On May 12, 2025, Banco Supervielle S.A. issued its Class N bonds at a variable rate equivalent to the sum of the Tamar rate for private banks plus a 3.50% spread, maturing on November 12, 2025, for a par value of $48,196,837. The program was authorized by the National Securities Commission (CNV) through Resolution No. 18,376 dated November 24, 2016. The Negotiable Bonds are issued within the framework of its global program of simple and unsubordinated negotiable bonds, non-convertible into shares, for a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The principal of the Class N Negotiable Bonds will be fully repaid in a single payment, to be made on the maturity date, and interest will be payable quarterly on the following dates: August 12, 2025, and on the maturity date.

On May 22, 2025, Banco Supervielle S.A. increased the maximum amount of its Global Program for the issuance of non-convertible simple negotiable bonds from US$300 million to US$1 billion (or its equivalent in other currencies or units of value).

On May 26, 2025, Banco Supervielle S.A. issued its Class P negotiable bonds at a fixed rate of 4.50% maturing on November 26, 2025, for a nominal value of US$59,272, of which US$57,823 was paid in cash and US$1,449 was paid in kind. The program was authorized by the National Securities Commission (CNV) through Resolution No. 18,376 dated November 24, 2016. The Negotiable Bonds are issued within the framework of its global program of simple and non-subordinated negotiable bonds, non-convertible into shares, for a nominal value of up to US$300,000 (or its equivalent in other currencies and/or units of value). The Class P Negotiable Bonds are subscribed for and integrated in: (i) cash, in US dollars in the Argentine Republic (MEP dollar); (ii) in kind, through the delivery of Class I Negotiable Bonds at the Exchange Ratio. The principal and interest of the Class P Negotiable Bonds will be paid in full in a single payment, to be made on the maturity date.

Furthermore, there are no events or transactions that occurred between the period-end date and the date of issuance of the condensed interim consolidated financial statements that could significantly affect the Company's equity, financial position, or results of operations as of the current period-end date.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES

Items	HOLDING
	Book value 03/31/2025	Book value 12/31/2024
OTHER DEBT SECURITIES
From the country
Measured at fair value with changes in ORI

Private securities
ON SPI ENERGY SA CL.1 US$ V.06/27/2026 SPC10 - SPC10	783,928	886,249
ON PYME ALZ SEMILLAS 7 V09/29/25 SAN - ASS7P	175,133	267,107

Measurement at amortized cost
Bono Tesoro Nac Aj Cer V06/30/25 $ Cero Cupón - TZX25	1,372,741	1,368,463
Bono del T. Nac. $ Ajust. Por Cer 4,25% Vto. 2/14/2025 - T2X5	-	210
Letra del Tesoro Nacional Cap En Pesos CON VTO 04/16/2025 - S16A5	233,217	226,033
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 03/31/2027 – TZXM7	243,441	239,601
Letra del Tesoro Nacional Cap En Pesos Vto 8/15/2025 – S15G5	185,552	180,104
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 10/30/2026 – TZXO6	130,716	128,067
Bono Del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 05/30/2025 – TZXY5	1,072,759	1,061,212
Bono del Tesoro Nacional En Pesos Cero Cupón Aj Cer Vto 03/31/2026 – TZXM6	1,071,905	1,053,860
Bono del Tesoro Nacional Cap En Pesos Vto 02/13/2026 - T13F6	496,964	504,343
Letra del Tesoro Nacional Cap En Pesos Vto 6/18/2025 – S18J5	154,031	-
Letra del Tesoro Nacional Cap En Pesos Vto 4/28/2025 – S28A5	470,402	-

Total other debt securities	6,390,789	5,915,249

Total	6,390,789	5,915,249

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the period	Increases	Disposals	At the end of the period	At the beginning of the period	Useful life	Disposals	Of the period	At the end of the period	03/31/2025	12/31/2024
Goodwill	22,502,341	-	-	22,502,341	(173,134)	-	-	-	(173,134)	22,329,207	22,329,207
Total	22,502,341	-	-	22,502,341	(173,134)	-	-	-	(173,134)	22,329,207	22,329,207

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	As of 03/31/2025	As of 03/31/2025 (per currency)	As of 12/31/2024
		Dollar
ASSETS
Cash and Due from Banks	194,220	194,220	284,795
Other Debs Securities	783,928	783,928	886,249
Other non-financial assets	606,445	606,445	631,493
TOTAL ASSETS	1,584,593	1,584,593	1,802,537

LIABILITIES
Other non-financial liabilities	502,858	502,858	377,871
TOTAL LIABILITIES	502,858	502,858	377,871

NET POSITION	1,081,735	1,081,735	1,424,666

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 9, 2025	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer